HellerEhrman
AMERICAN ATTORNEYS
美國海陸國際律師事務所

02028557

Simon Luk
(New York, Washington, D.C.)
Chairman, Asian Practice Group
Resident Partner
sluk@hewm.com
Private: sluk@hkstar.com
Tel: (852) 2526 6381
Fax: (852) 2810 6242

April 8, 2002

SEC FILE NO. 82-5146

VIA AIRMAIL

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

Re: Vodatel Networks Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

Ladies and Gentlemen:

On behalf of Vodatel Networks Holdings Limited (the "Company"), S.E.C. File No. 82-5146, the enclosed copies of documents, are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement of supplementary information for interim results for fiscal year 2001/2002, dated March 15, 2002, published (in both English and Chinese language) in the Company's public website;

(2) The Company's announcement of proposed convertible bond issue, dated March 1, 2002, published (in both English and Chinese language) in the Company's public website;

(3) The Company's 2002 Interim Report;

(4) The Company's announcement of the unaudited consolidated interim results for the six months ended December 31, 2001, dated February 7, 2002, published (in both English and Chinese language) in the Company's public website and

(5) Notice of the Board of Directors' Meeting to be held on February 7, 2002, dated January 28, 2002, published (in both English and Chinese language) in the Company's public website.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Vodatel Networks Holdings Limited

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(incorporated in Bermuda with limited liability)

NOTICE OF BOARD OF DIRECTORS' MEETING

The board of directors (the "Board") of Vodatel Networks Holdings Limited (the "Company") hereby announces that a meeting of the Board will be held at Estrada D. Maria II, Ed. Industrial Cheong Long, 4/F B & C, Macau on 7th February, 2002 at 4:00 p.m. for the following purposes:

1 To consider and approve the unaudited consolidated results of the Company and its subsidiaries for the six months ended 31st December, 2001 (the "Interim Results") and approve the draft announcement of the Interim Results to be published on the GEM website, the Company's website and irasia.com website;

2 To consider the payment of an interim dividend, if any;

3 To consider the closure of the Register of Members, if necessary; and

4 To transact any other business.

By order of the Board
Vodatel Networks Holdings Limited
José Manuel dos Santos
Chairman

Hong Kong, 28th January, 2002

This announcement will remain on the GEM Web Site on the "Latest Company Announcement" page for at least 7 days from the date of its positing.

* *For identification purpose only*

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

（在百慕達註冊成立的有限公司）

董事會會議公告

愛達利網絡控股有限公司（「本公司」）董事會（「董事會」）謹此公佈，董事會將於二零零二年二月七日下午四時正假座澳門馬交石炮台馬路昌龍工業大廈五樓B，C座舉行會議，以商討下列事項：

(1) 省覽及通過本公司及各附屬公司截至二零零一年十二月三十一日止六個月之未經審核綜合業績（「中期業績」），並通過將中期業績公佈草案刊登於創業板網站、本公司網站及irasia.com網站；

(2) 考慮派付中期股息（如有）；

(3) 考慮暫停辦理股份過戶登記手續（倘有需要）；及

(4) 商議任何其它業務。

承董事會命
愛達利網絡控股有限公司
主席
José Manuel dos Santos

香港，二零零二年一月二十八日

本公佈將於刊登日期後在創業板網站「最新公司公告」刊登最少七日。

* 僅供識別

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast further profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the main board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

This document, for which the directors of Vodatel Networks Holdings Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to Vodatel Networks Holdings Limited. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: — (1) the information contained in this document is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this document misleading; and (3) all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(incorporated in Bermuda with limited liability)

Highlights

- Despite restructuring of the telecommunications market in China, consistent results registered for the Three-Month Period and the Six-Month Period.

- Turnover for the Six-Month Period reached HK$384.1 million, representing an increase of 46.3% over the corresponding period. Net profit for the period hit HK$47.1 million, translating to a net profit margin of 12.3%.

- Vodatel Crossland successfully secured another contract from the Government Communication Services Bureau under the Government of Macau to e-enable their operating process.

- Successfully become the solution provider of VodaImage to Guangdong China Mobile. VodaImage will be one of the sub-systems complementing the Business and Operation Support System to be installed at the mobile bureaus under Guangdong China Mobile.

INTERIM RESULTS

On behalf of the Board of the Directors (the "Directors") of Vodatel Networks Holdings Limited (the "Company"), I am pleased to present the unaudited consolidated results of the Company and its subsidiaries (collectively, the "Group") for the three months ("Three-Month Period") and six months ("Six-Month Period") ended 31st December 2001 as follows:

CONSOLIDATED INCOME STATEMENT

		Three months ended 31st December		Six months ended 31st December	
		2001	2000	**2001**	2000
		(unaudited)	(unaudited)	**(unaudited)**	(unaudited)
	Note	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover		173,110	182,518	384,069	262,453
Cost of sales	2	(127,006)	(136,717)	(287,844)	(193,262)
Gross profit		46,104	45,801	96,225	69,191
Other revenue		3,391	3,939	5,383	9,293
Selling and Administrative expenses		(24,162)	(21,895)	(44,481)	(35,278)
Profit from operations		25,333	27,845	57,127	43,206
Share of results of associates		(681)	(190)	(768)	(684)
Profit before tax		24,652	27,655	56,359	42,522
Taxation	4	(3,883)	(4,356)	(8,877)	(6,697)
Profit after tax		20,769	23,299	47,482	35,825
Minority interest		(685)	—	(397)	—
Net profit for the period		20,084	23,299	47,085	35,825
Dividends		(6,080)	—	(6,080)	—
Profit retained for the period		14,004	23,299	41,005	35,825
Earnings per share *(HK cents)*	5				
— Basic		3.3	3.8	7.7	5.8
— Diluted		3.3	3.8	7.7	5.8

CONSOLIDATED BALANCE SHEET AT 31 DECEMBER 2001

	Notes	As at 31st December 2001 (unaudited) *HK$'000*	As at 30th June 2001 *HK$'000*
Fixed assets		2,956	3,733
Interests in associates		7,862	6,609
Investment securities		20,041	16,540
Current assets			
Inventories		117,754	86,130
Trade and bills receivables	7	215,110	196,805
Other receivables, deposits and prepayments		8,416	10,977
Pledged time deposits		2,090	2,137
Bank balances and cash		206,341	225,518
		549,711	521,567
Current liabilities			
Trade and bills payables	8	149,820	158,040
Other payables and accruals		51,838	54,528
Taxation payable		49,928	42,032
Proposed dividend		6,080	12,160
Bank overdraft		—	70
Bank loan, secured		—	59
		257,666	266,889
Net current assets		292,045	254,678
Total assets less current liabilities		322,904	281,560
Financed by:			
Share capital	9	60,798	60,798
Reserves		260,771	219,853
Shareholders' funds		321,569	280,651
Minority interests		1,335	764
Bank loan, secured		—	145
		322,904	281,560

CONSOLIDATED CASH FLOW STATEMENT

	For the six months ended 31st December 2001 *(unaudited)* *HK$'000*
Net cash outflow from operating activities	(2,672)
Returns on investments and servicing of finance	
Interest received	2,352
Dividends received from investments	356
Dividends paid	(12,160)
Net cash outflow from returns on investments and servicing of finance	(9,452)
Tax paid	(981)
Investing activities	
Purchase of fixed assets	(321)
Purchase of investment securities	(3,501)
Additional capital injection in associates	(2,023)
Net cash outflow from investing activities	(5,845)
Net cash outflow before financing	(18,950)
Financing	
Decrease in time deposits pledged for banking facilities	47
Decrease in bank loan secured	(204)
Net cash outflow from financing	(157)
Net decrease in cash and cash equivalents	(19,107)
Cash and cash equivalents at the beginning of the period	225,448
Cash and cash equivalents at the end of the period	206,341
Analysis of balances of cash and cash equivalents	
Bank balances and cash	206,341

UNAUDITED STAEMENT OF CHANGES IN EQUITY

	Share capital HK$'000	Share premium HK$'000	Capital redemption reserve HK$'000	Investment revaluation reserve HK$'000	Exchange reserve HK$'000	Retained earnings HK$'000	Merger reserve HK$'000	Total HK$'000
At 1 July 2001	60,798	86,590	702	145	—	96,867	35,549	280,651
Profit for the period retained	—	—	—	—	—	41,005	—	41,005
Translation of financial statements of PRC operations	—	—	—	—	(87)	—	—	(87)
At 31st December 2001	60,798	86,590	702	145	(87)	137,872	35,549	321,569
Company and subsidiaries	60,798	86,590	702	145	(87)	141,151	35,549	324,848
Associates	—	—	—	—	—	(3,279)	—	(3,279)
At 31st December 2001	60,798	86,590	702	145	(87)	137,872	35,549	321,569

Notes:

1. **Basis of preparation**

The Company was incorporated in Bermuda as an exempted company with limited liability under the Companies Act 1981 of Bermuda (as amended). In preparation for the listing of the Company's shares on GEM, a group reorganisation was effected whereby the Company became the holding company of the Group. The shares of the Company were listed on GEM on 25th February 2000.

The combined results have been prepared in accordance with generally accepted accounting principles in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants.

The combined results of the Group have been prepared as if the current group structure had been in existence throughout the periods under review or since their respective dates of incorporation where this is a shorter period.

All significant intra-group transactions and balances have been eliminated on combination.

2. **Cost of Sales**

At 31st December 2001, there were no inventories (2000: nil) that are carried at net realisable value.

3. **Depreciation**

During the period, depreciation of HK$1.10 million (2000: HK$1.15 million) was charged in respect of the Group's fixed assets.

4. **Taxation**

No provision for Hong Kong profits tax has been made in the accounts as the Group does not have any estimated assessable Hong Kong profits for the periods under review.

Macau complimentary profits tax has been calculated at 15.75% on the estimated assessable profits of Group Companies operating in Macau for the periods under review.

The amount of taxation charged to the consolidated Income Statements represent:

	Three months ended 31st December		**Six months ended 31st December**	
	2001	2000	**2001**	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Hong Kong profits tax	—	—	—	—
Macau complimentary profits	3,883	4,356	8,877	6,697
	3,883	4,356	8,877	6,697

There was no material unprovided deferred taxation for the period (2000: Nil)

5. **Earnings per share**

The calculation of the basic and diluted earnings per share is based on the following data:

	Three months ended 31st December		Six months ended 31st December	
	2001	2000	**2001**	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Earnings				
Earnings for the purpose of basic and diluted earnings per share	20,084	23,299	47,085	35,825
	'000	*'000*	*'000*	*'000*
Number of shares				
Weighted average number of ordinary shares for the purpose of basic earnings per share	607,984	615,000	607,984	615,000
Effect of dilutive share option	193	—	—	—
Weighted average number of ordinary shares for the purpose of diluted earnings per share	608,177	615,000	607,984	615,000

6. **Dividend**

The Board have determined that an interim dividend of HK$1.0 cent per share should be paid to the shareholders of the Company whose names appear in the Register of Members on 5th March, 2002 (2000: Nil).

7. **Trade and Bills Receivables**

The following is an aged analysis of trade and bills receivables at the reporting date:

	As at 31st December 2001	As at 30th June 2001
	HK$'000	*HK$'000*
0-90 days	86,882	77,371
91-180 days	34,927	30,295
> 180 days	93,301	89,139
	215,110	196,805

8. **Trade and Bills Payables**

The following is an aged analysis of trade and bills payables at the reporting date:

	As at 31st December 2001 *HK$'000*	As at 30th June 2001 *HK$'000*
0-60 days	13,382	64,066
61-90 days	77,715	10,676
> 90 days	58,723	83,298
	149,820	158,040

9. **Share Capital**

	Authorised Ordinary shares of HK$0.1 each	
	No. of shares	*HK$'000*
At 31st December 2001 and 30th June 2001	2,000,000,000	200,000

	Issued and fully paid Ordinary shares of HK$0.1 each	
	No. of shares	*HK$'000*
At 31st December 2001 and 30th June 2001	607,984,000	60,798

Note:

(a) Under a share option scheme approved by the shareholders, the Directors of the Company may, at their discretion, invite full-time employees including executive directors to take up options to subscribe for shares in the Company representing up to a maximum of 10% of the shares in issue from time to time (excluding shares issued on exercise of options under the share option scheme).

(b) On 15th August 2000, share options to subscribe for 1,450,000 and 4,466,000 shares were respectively granted to the directors of the Company and certain employees of the Group. Details of the outstanding share options, which have been granted to the directors of the Company, are as follows:

	Number of share options outstanding
Mr. José Manuel dos Santos	290,000
Mr. Yim Hong	290,000
Mr. Kuan Kin Man	290,000
Ms. Monica Maria Nunes	290,000
Mr. Ho Kwok Hung	290,000
	1,450,000

As at 31st December 2001, all of the share options granted have not been exercised. The outstanding share options are exercisable at the price of HK$1.19 per share and exercisable at any time from 16th August 2000 to 15th August 2003.

On 1st August 2001, share options to subscribe for 2,088,000 and 11,378,000 shares were granted to certain directors of the Company and certain employees of the Group respectively. Details of the outstanding share options, which have been granted to the directors of the Company, are as follows:

	Number of share options outstanding
Mr. José Manuel dos Santos	522,000
Mr. Yim Hong	522,000
Mr. Kuan Kin Man	522,000
Ms. Monica Maria Nunes	522,000
	2,088,000

The outstanding share options are exercisable at the price of HK$0.79 per share and exercisable at any time from 1st February 2002 to 31st July 2004.

MANAGEMENT DISCUSSION AND ANALYSIS

Liquidity, financial resources and capital structure

The Group continued to enjoy a debt-free capital structure with return on equity yielding at 14.6% and gearing ratio (loans to shareholders' fund) standing at nil. As at 31st December 2001, the Group had net current assets of approximately HK$292,045,000 with bank balances and cash amounted to approximately HK$206,341,000. The liquidity position, at the Directors' opinion, was sufficient to support the working capital requirement of the Group and to finance the Group's future operations, capital expenditure and other capital requirements.

Capital commitments and significant investments

As at 31st December 2001, the Group did not have any significant capital commitments and significant investments.

Material acquisition /disposals

The Group had no material acquisitions or disposals during the reporting period.

Employee information

As at 31st December 2001, the Group had 215 employees spreading in Hong Kong, Macau and the PRC.

The Group's remuneration and bonus policies are basically determined by the performance of individual employees.

The Group has adopted a share option scheme whereby certain employees of the Group may be granted options to acquire shares.

The Group also provides various training programs for the technical employees.

Charges on group assets

As at 31st December 2001, the Group has a charge on time deposit of HK$2,090,000 for obtaining banking facilities.

Details of future plans for material investment or capital assets

The Directors do not have any future plans for material investment or capital assets.

Foreign exchange exposure

The Group mainly earns revenue and incurs cost in Hong Kong dollars, Macau dollars, US dollars and Renminbi. The Directors consider that the impact of foreign exchange exposure of the Group is minimal.

Contingent liabilities

As at 31st December 2001, the Group did not have any contingent liabilities.

Segment Information

Business Segments

	Three months ended 31st December		**Six months ended 31st December**	
	2001	2000	**2001**	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Turnover				
Design and implementation of data networking systems and provision of related engineering services	130,982	162,519	317,529	229,712
Sale of goods	42,128	19,999	66,540	32,741
	173,110	182,518	384,069	262,453
Other revenues	3,391	3,939	5,383	9,293
Operating Profit	25,333	27,845	57,127	43,206

More than 90% of the Group's turnover and operating profit were derived from the China market.

BUSINESS REVIEW

Data Network Infrastructure

Telecommunications industry in China remains an area of robust growth despite the recent restructuring of the telecommunications market to split the fixed-line operator, China Telecom, into China Telecom, which will govern the southern region of China, and China Network Communications, which will cover 10 provinces in the northern part of China and to be merged with China Netcom. Whilst the restructuring has caused hiccups when securing new orders, we continued to produce consistent results for the Six-Month Period, attributable to our market positioning as a leading non-domestic player and our established geographic presence in 16 provinces, municipalities and autonomous regions in China.

During the Six-Month Period, we have further extended our reach into the northeastern part of China by completing a series of network expansion projects worth HK$17.5 million for China Telecom in the provinces of Liaoning, Jilin and Heilongjiang. Capitalizing on the mandate of the China Government to "Go West", we have strengthened our foothold in the western part of China by completing shipment of the HK$11.1 million contract awarded by Guizhou China Telecom to construct its provincial broadband ATM network and to integrate with the province's existing DDN to form a provincial integrated network. Furthermore, for nine consecutive years, we have been chosen again by Shanghai China Telecom as their preferred network solution provider to upgrade and expand their integrated data networks, with an aggregate value of contracts worth HK$30.0 million being awarded.

In view of the non-seasonal nature of our business, turnover for the Three-Month Period registered a slight 5.2% drop as compared to the same period last year. Nevertheless, turnover for the Six-Month Period reported an encouraging 46.3% increase as compared to the corresponding period last year. Despite declining interest rates, which reduced our interest income so generated from HK$6.3M to HK$2.4M, net profit for the Six-Month Period climbed 31.4% from HK$35.8 million to HK$47.1 million, with net profit margin at 12.3%.

Vodatel Crossland Technology Holdings Limited ("Vodatel Crossland")

During the Three-Month Period, Vodatel Crossland successfully secured a HK$1.8 million contract from the Government Communication Services Bureau under the Government of Macau to e-enable their operating process. This project, which deploys using various modules of the New Economy Trading Platform, comprises 4 sub-systems — (i) an Information Broadcast System which allows real-time information broadcast via the Internet; (ii) a Centralized Information System, a common centralized database system that organizes, stores and allows sharing of information within the department; (iii) a Security System for the creation and administration of Secure Socket Layer certificates to avoid unlawful entries; and (iv) a Workflow Management System, a management tool that facilitates the delegation and monitoring of work assigned.

Self-developed Products

Following the implementation of VodaImage at the mobile bureaus in Zhongshan, Zhuhai, Shantou and Shenzhen, we have successfully promoted VodaImage to Guangdong China Mobile and become the solution provider to install imaging solution at the mobile bureaus in the Guangdong Province. Guangdong China Mobile is installing at its mobile bureaus the Business and Operation Support System, which is a system that handles services such as billing, process management and customer support. VodaImage will be connected to the Business and Operation Support System to complement the range of services offered by Guangdong China Mobile to its customers.

COMPARISON OF BUSINESSS OBJECTIVES WITH ACTUAL BUSINESS PROGRESS

According to the business objectives as stated In the prospectus dated 16th February, 2000	Actual business progress
Revenue and business development	
Continue the business development activities from the last period	Continued to be awarded projects for the construction of DDN and broadband data networks. Projects completed during the Six-Month Period included the HK$124.0 million contract from Guangdong China Telecom; HK$14.0 million from Hainan China Telecom; HK$36.6 million contract by Henan China Telecom; and an aggregate of HK$17.5 million of network expansion projects for China Telecom in the provinces of Liaoning, Jilin and Heilongjiang
Expand sales from integrated data networks comprising DDN and Frame Relay/ATM, Internet access equipment, mobile networking solutions and capture business opportunities facilitated by the PRC's entry into the WTO in the PRC	Integrated data networks concept has been widely adopted by our existing carrier customers for better resources efficiency and network management. Contracts completed included the HK$124.0 million contract from Guangdong China Telecom; HK$11.1 million by Guizhou China Telecom; and an aggregate of HK$30.0 million of contracts from Shanghai China Telecom
Generate sales from broadband mobile data solutions to clients in major provinces/cities and target marketing efforts to other provinces/cities in the PRC	Due to uncertain market conditions, promotion has been delayed

Generate business from e-commerce and e-payment systems in the PRC	Conducted through Vodatel Crossland and deploying various modules of the New Economy Trading Platform, secured a HK$1.8 million contract from the Government Communication Services Bureau under the Government of Macau to e-enable their operating process
Initiate data communications services in the PRC to the extent as allowed by the PRC's laws	Business model to promote data communications services under review
Initiate marketing campaign for mobile networking solutions for operators in major provinces/cities in the PRC	An innovative mobile networking solution that will enhance the speed of wireless devices to that of a landline connection for promotion to mobile bureaus in the PRC under study
Technical and engineering support	
Open a central Group's training center in southern or eastern China	Completed. A training center has been established in Guangzhou to provide on-going training to excel the domain knowledge of our sales and network engineers
R&D	
Continue the R&D activities from the previous period	Further development to the various modules of the New Economy Trading Platform to enhance its functionality and expand its range of applications
Research virtual private network applications	Undertook by Vodatel Crossland and in collaboration with the technical team of Vodatel to research virtual private network and other security applications riding over the IP networks

Develop wide-band CDMA applications	On hold with close monitoring of the market development of CDMA
Acquisition, joint ventures and collaborations	
Continue to explore collaboration opportunities in the PRC and the Asia Pacific region	Explored various data network projects with local business partners in selected countries in the Asia Pacific region
Subsidiaries, representative offices and branches	
Evaluate possibilities in setting up offices in the Asia Pacific region	Under review and to be in conjunction with our expansion pace into the Asia Pacific region

DIRECTORS' INTERESTS IN SHARE CAPITAL AND OPTIONS

As at 31st December 2001, the interests of the directors and their associates in the share capital of the Company and its associated corporations as defined in the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") as recorded in the register maintained by the Company pursuant to Section 29 of the SDI Ordinance were as follows:

Name of directors	Number of shares	Nature of interest
Mr. José Manuel dos Santos	293,388,000	Corporate *(Note)*
Mr. Yim Hong	7,357,500	Personal
Mr. Kuan Kin Man	12,262,500	Personal
Ms. Monica Maria Nunes	2,452,500	Personal
Mr. Ho Kwok Hung	706,000	Personal

Note: These shares are held in the name of Eve Resources Limited. The entire issued share capital in Eve Resources Limited is in turn held by a company wholly-owned by Mr. Santos, as trustee of a discretionary family trust.

Under a share option scheme approved by the shareholders of the Company, the Board of Directors of the Company may, at its discretion, grant options to eligible employees of the group, including executive directors, to subscribe for shares in the Company. The maximum number of shares in respect of which options may be granted under the scheme may not exceed 10% of the issued share capital of the Company from time to time.

On 1st August 2001, share options to subscribe for 2,088,000 and 11,378,000 shares were granted to certain directors of the Company and certain employees of the Group respectively.

The directors of the Company have been granted the following share options to subscribe for shares in the Company which were all outstanding as 31st December 2001:

Name of directors	**Date of share options granted**	**Number of shares options granted**	**Exercise price** *HK$*
Mr. José Manuel dos Santos	16th August 2000	290,000	1.19
	1st August 2001	522,000	0.79
Mr. Yim Hong	16th August 2000	290,000	1.19
	1st August 2001	522,000	0.79
Mr. Kuan Kin Man	16th August 2000	290,000	1.19
	1st August 2001	522,000	0.79
Ms. Monica Maria Nunes	16th August 2000	290,000	1.19
	1st August 2001	522,000	0.79
Mr. Ho Kwok Hung	16th August 2000	290,000	1.19

As at 31st December 2001, none of the options being granted to the directors have been exercised or cancelled. Save as disclosed above, none of the directors or their associates had any interests in the share capital of the Company or its associated corporations (as defined in the SDI Ordinance).

The interests of the management shareholders (as defined in the Rules Govering the Listing of Securities on GEM (the "GEM Listing Rules")) in the share capital of the Company are the same as disclosed above.

DIRECTORS' RIGHTS TO ACQUIRE SHARES

Save as disclosed above, at no time during the periods under review was the Company or its subsidiaries a party to any arrangements to enable the Directors (including their spouses or children under 18 years of age) or chief executives of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS

As at 31st December 2001, the register of substantial shareholders maintained under Sections 16(1) of the SDI Ordinance shows that the Company has been notified of the following interests, being 10% or more of the Company's issued share capital.

Name of Shareholder	Number of shares
Eve Resources Limited	293,388,000

COMPETING INTERESTS

None of the directors or the management shareholders of the Company (as defined in the GEM Listing Rules) had an interest in a business, which competes or may compete with the business of the Group.

SPONSOR'S INTERESTS

None of the directors, employees or associates (as referred to in Note 3 to Rule 6.35 of the GEM Listing Rules) of the Company's sponsor, Core Pacific - Yamaichi Capital Limited ("Core Pacific - Yamaichi"), had any interest in the share capital of the Company as at 31st December 2001 and 7th February 2002 respectively.

Pursuant to the agreement dated 16th February 2000 entered into between the Company and Core Pacific - Yamaichi, Core Pacific - Yamaichi has received and will receive a fee for acting as the Company's retained sponsor for the period from 16th February, 2000 to 30th June 2002.

BOARD PRACTICES AND PROCEDURES

The Company has complied with Board Practices and Procedures as set out in Rules 5.28 to 5.39 of the Rules Governing the Listing of Secruities on GEM since listed on the GEM of the Stock Exchange.

AUDIT COMMITTEE

The Company established an audit committee on 10th February 2000 with written terms of reference in compliance with Rules 5.23 and 5.24 of the GEM Listing Rules. The audit committee has three members comprising the Chairman, Mr. José Manuel dos Santos, and the two independent non-executive Directors, Mr. Chui Sai Cheong and Mr. Lo King Chiu, Charles.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the Three-Month Period and the Six-Month Period, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

By order of the Board
Vodatel Networks Holdings Limited
José Manuel dos Santos
Chairman

Hong Kong, 7th February 2002

This announcement will remain on the GEM website on the "Latest Company Announcement" page for at least 7 days from the date of its posting.

* *For identification purpose only*

香港聯合交易所有限公司(「聯交所」)創業板(「創業板」)的特色

創業板乃為帶有高投資風險的公司提供一個上市的市場。尤其在創業板上市的公司毋須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市的公司可因其新興性質及該等公司經營業務的行業或國家而帶有風險。有意投資的人士應了解投資於該等公司的潛在風險，並應經過審慎周詳的考慮後方作出投資決定。創業板的較高風險及其他特色表示創業板較適合專業及其他資深投資者。

由於創業板上市公司新興的性質所然，在創業板買賣的證券可能會較於聯交所主板買賣之證券承受較大的市場波動風險，同時無法保證在創業板買賣的證券會有高流通量的市場。

創業板所發佈的資料的主要方法為在聯交所為創業板而設的互聯網網頁刊登。上市公司毋須在憲報指定報章刊登付款公佈披露資料。因此，有意投資的人士應注意彼等能閱覽創業板網頁，以便取得創業板上市發行人的最新資料。

本文件(愛達利網絡控股有限公司各董事願共同及個別對此負全責)乃遵照香港聯合交易所有限公司《創業板證券上市規則》的規定而提供有關愛達利網絡控股有限公司的資料。各董事經作出一切合理查詢後確認，就彼等所知及所信：—(1)本文件所載資料在各重大方面均屬準確及完整，且無誤導成分；(2)並無遺漏任何其他事實，致使本文件所載任何內容產生誤導；及(3)本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(在百慕達註冊成立的有限公司)

摘要

- 雖然中國電信市場重組，於三個月及六個月期間仍取得穩定的業績。
- 於六個月期間的營業額達384,100,000港元，與去年同期比較，上升了46.3%。期內純利達47,100,000港元，邊際純利為12.3%。
- Vodatel Crossland成功從澳門政府新聞局取得另一份合約，使該部門的運作過程電子化。
- 成功擔任VodaImage解決方案供應商，並向廣東中國移動作出推廣。VodaImage將成為廣東中國移動轄下移動局即將安裝的業務與經營支援系統互相配合的其中一個分系統。

中期業績

本人謹代表愛達利網絡控股有限公司(「本公司」)的董事會(「董事會」),欣然提呈本公司及其附屬公司(統稱「本集團」)截至二零零一年十二月三十一日止三個月(「三個月期間」)及六個月(「六個月期間」)的未經審核綜合業績如下:

綜合收益報表

	附註	截至十二月三十一日止三個月 二零零一年 (未經審核) 千港元	截至十二月三十一日止三個月 二零零零年 (未經審核) 千港元	截至十二月三十一日止六個月 二零零一年 (未經審核) 千港元	截至十二月三十一日止六個月 二零零零年 (未經審核) 千港元
營業額		173,110	182,518	384,069	262,453
銷售成本	2	(127,006)	(136,717)	(287,844)	(193,262)
毛利		46,104	45,801	96,225	69,191
其他收益		3,391	3,939	5,383	9,293
銷售及行政開支		(24,162)	(21,895)	(44,481)	(35,278)
經營溢利		25,333	27,845	57,127	43,206
應佔聯營公司業績		(681)	(190)	(768)	(684)
除税前溢利		24,652	27,655	56,359	42,522
税項	4	(3,883)	(4,356)	(8,877)	(6,697)
除税後溢利		20,769	23,299	47,482	35,825
少數股東權益		(685)	—	(397)	—
本期純利		20,084	23,299	47,085	35,825
股息		(6,080)	—	(6,080)	—
期內保留溢利		14,004	23,299	41,005	35,825
每股盈利(港仙)	5				
—基本		3.3	3.8	7.7	5.8
—攤薄		3.3	3.8	7.7	5.8

綜合資產負債表
於二零零一年十二月三十一日

	附註	於二零零一年十二月三十一日 (未經審核) 千港元	於二零零一年六月三十日 千港元
固定資產		2,956	3,733
於聯營公司的投資		7,862	6,609
投資證券		20,041	16,540
流動資產			
存貨		117,754	86,130
應收貿易賬項及票據	7	215,110	196,805
其他應收賬項、按金及預付款項		8,416	10,977
已抵押定期存款		2,090	2,137
銀行結餘及現金		206,341	225,518
		549,711	521,567
流動負債			
應付貿易賬項及票據	8	149,820	158,040
其他應付賬項及應計費用		51,838	54,528
應付税項		49,928	42,032
建議股息		6,080	12,160
銀行透支		—	70
有抵押銀行貸款		—	59
		257,666	266,889
流動資產淨值		292,045	254,678
總資產減流動負債		322,904	281,560
資金來源：			
股本	9	60,798	60,798
儲備		260,771	219,853
股東資金		321,569	280,651
少數股東權益		1,335	764
有抵押銀行貸款		—	145
		322,904	281,560

綜合現金流量表

	截至二零零一年十二月三十一日止六個月（未經審核）千港元
經營業務的現金流出淨額	(2,672)
投資回報及融資成本	
已收利息	2,352
投資所得股息	356
已付股息	(12,160)
投資回報及融資成本的現金流出淨額	(9,452)
已付税項	(981)
投資業務	
購買固定資產	(321)
購買投資證券	(3,501)
於聯營公司注入額外資金	(2,023)
投資業務的現金流出淨額	(5,845)
未計融資前的現金流出淨額	(18,950)
融資	
銀行信貸的已抵押定期存款減少	47
已抵押銀行貸款的減少	(204)
融資的現金流出淨額	(157)
現金及現金等值項目的減少	(19,107)
期初的現金及現金等值項目	225,448
期終的現金及現金等值項目	206,341
現金及現金等值項目結餘的分析	
銀行結餘及現金	206,341

未經審核的股本權益變動報表

	股本	股份溢價	資本贖回儲備	投資重估儲備	滙兑儲備	保留盈利	合併儲備	合共
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零一年七月一日	60,798	86,590	702	145	－	96,867	35,549	280,651
期間保留溢利	－	－	－	－	－	41,005	－	41,005
中國業務財務報表的換算	－	－	－	－	(87)	－	－	(87)
於二零零一年十二月三十一日	60,798	86,590	702	145	(87)	137,872	35,549	321,569
公司及附屬公司	60,798	86,590	702	145	(87)	141,151	35,549	324,848
聯營公司	－	－	－	－	－	(3,279)	－	(3,279)
於二零零一年十二月三十一日	60,798	86,590	702	145	(87)	137,872	35,549	321,569

1. **編製基準**

本公司根據百慕達一九八一年公司法(經修訂)在百慕達註冊成立為獲豁免有限公司。為籌備本公司股份在創業板上市而進行集團重組，本公司成為本集團的控股公司。本公司股份於二零零零年二月二十五日成功在創業板上市。

合併業績的編製乃按香港公認會計原則及香港會計師公會發出的會計準則編製。

本集團的合併業績，乃假設本集團現有架構於整個回顧期間已存在或自其各自的註冊成立日起(以較短者為準)已存在而編製。

所有集團內部的重大交易及結餘已於合併時註銷。

2. **銷售成本**

於二零零一年十二月三十一日，並無存貨以可變現淨值列賬(二零零零年：無)。

3. **折舊**

於本期間，本集團固定資產的折舊為1,100,000港元(二零零零年：1,150,000港元)。

4. **税項**

本集團於回顧期間並無香港估計應課税溢利，故賬目並無就香港利得税提取撥備。

澳門補充所得稅，是按回顧期間本集團在澳門經營之成員公司的估計應課稅溢利的15.75%計算。

於綜合收益表扣除的稅項金額為：

	截至十二月三十一日止三個月		截至十二月三十一日止六個月	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
香港利得稅	–	–	–	–
澳門補充所得稅	3,883	4,356	8,877	6,697
	3,883	4,356	8,877	6,697

本期並無任何重大未撥備遞延稅項(二零零零年：無)。

5. 每股盈利

每股基本及攤薄盈利乃根據下列數據計算：

	截至十二月三十一日止三個月		截至十二月三十一日止六個月	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
盈利				
用作計算每股基本及攤薄盈利的盈利	20,084	23,299	47,085	35,825
	千股	千股	千股	千股
股份數目				
用作計算股基本盈利的普通股加權平均數	607,984	615,000	607,984	615,000
潛在攤薄影響的購股權	193	–	–	–
用作計算每股攤薄盈利的普通股加權平均數	608,177	615,000	607,984	615,000

6. 股息

董事會已決定，向於二零零二年三月五日名列本公司股東名冊之股東派發每股港幣1.0仙之中期股息(二零零零年：無)。

7. 應收貿易賬項及票據

以下為應收貿易賬項及票據於報告日的賬齡分析：

	於二零零一年十二月三十一日 千港元	於二零零一年六月三十日 千港元
0-90日	86,882	77,371
91-180日	34,927	30,295
180日以上	93,301	89,139
	215,110	196,805

8. 應付貿易賬項及票據

以下為應付貿易賬項及票據於報告日的賬齡分析：

	於二零零一年十二月三十一日 千港元	於二零零一年六月三十日 千港元
0-60日	13,382	64,066
61-90日	77,715	10,676
90日以上	58,723	83,298
	149,820	158,040

9. 股本

	法定 每股面值0.1港元的普通股	
	股份數目	千港元
於二零零一年十二月三十一日及二零零一年六月三十日	2,000,000,000	200,000

	已發行及繳足 每股面值0.1港元的普通股	
	股份數目	千港元
於二零零一年十二月三十一日及二零零一年六月三十日	607,984,000	60,798

附註：

(a) 根據股東批准的購股權計劃，本公司董事可酌情邀請全職僱員(包括執行董事)接納購股權以認購本公司股份最多達不時已發行股份(不包括因行使根據購股權計劃授出的購股權而發行的股份)的10%上限。

(b) 於二零零零年八月十五日，可認購1,450,000股及4,466,000股股份的購股權乃分別授予本公司董事及本集團的若干僱員。已授出本公司董事尚未行使的購股權詳情如下：

	尚未行使的購股權數目
José Manuel dos Santos先生	290,000
嚴康先生	290,000
關鍵文先生	290,000
Monica Maria Nunes女士	290,000
何國雄先生	290,000
	1,450,000

於二零零一年十二月三十一日，所有授出的購股權尚未行使。尚未行使的購股權可由二零零零年八月十六日至二零零三年八月十五日的任何時間，以每股1.19港元的價格行使。

於二零零一年八月一日，可認購2,088,000股及11,378,000股股份的購股權分別授予本公司若干董事及本集團的若干僱員。已授予本公司董事的尚未行使購股權詳情如下：

	尚未行使的購股權數目
José Manuel dos Santos先生	522,000
嚴康先生	522,000
關鍵文先生	522,000
Monica Maria Nunes女士	522,000
	2,088,000

尚未行使的購股權可由二零零二年二月一日至二零零四年七月三十一日的任何時間，以每股0.79港元的價格行使。

流動資金、財政資源及資本架構

本集團繼續享有一個並無負債的資本架構，股本回報達14.6%及資產負債比率（貸款對股東資金）為零。於二零零一年十二月三十一日，本集團的流動資產淨值約為292,045,000港元，銀行結餘及現金金額約達206,341,000港元。董事認為，流動資金不但足以應付本集團的營運資金需求，而且亦為本集團的未來營運、資本開支及其他資金需求提供資金。

資本承擔及重大投資

於二零零一年十二月三十一日，本集團概無任何重大資本承擔及重大投資。

重大收購／出售事項

本集團於申報期間內概無任何重大收購／出售事項。

僱員資料

於二零零一年十二月三十一日，本集團於香港、澳門及中國的僱員有215名。

本集團的酬金及花紅政策基本上根據個別僱員的表現而定。

本集團已採納購股權計劃，據此，本集團的若干僱員可獲授購股權以購買股份。

本集團亦為技術僱員提供多項培訓計劃。

集團資產的抵押

於二零零一年十二月三十一日，本集團把銀行定期存款2,090,000港元作為取得銀行信貸的抵押。

重大投資或購入資本資產的未來計劃詳情

董事概無任何重大投資或購入資本資產的未來計劃。

外滙風險

本集團主要以港元、澳門元、美元及人民幣賺取收益及產生成本。董事認為本集團的外滙風險的影響屬微不足道。

或然負債

於二零零一年十二月三十一日，本集團概無任何或然負債。

分類資料

業務分類

	截至十二月三十一日止三個月		截至十二月三十一日止六個月	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
營業額				
數據網絡系統設計與開發及提供相關工程服務	130,982	162,519	317,529	229,712
銷售貨品	42,128	19,999	66,540	32,741
	173,110	182,518	384,069	262,453
其他收益	3,391	3,939	5,383	9,293
經營溢利	25,333	27,845	57,127	43,206

本集團90%以上的營業額及經營溢利來自中國市場。

業務回顧

數據網絡基建

儘管電訊市場近期進行重組，把主要固網經營商中國電信分為兩大陣營，分別為監管華南地區的中國電信，及覆蓋華北10個省份並即將與中國網通合併的China Network Communications，但中國的電訊業依然是增長強勁的行業。雖然重組令我們在爭取新訂單方面遇到阻滯，我們於六個月期間仍繼續取得穩定的業績，這方面有賴愛達利保持其非國內從業者的市場領導地位，以及其業務遍佈中國16個省份、直轄市及自治區的優勢。

於六個月期間內，我們為遼寧、吉林及黑龍江省的中國電信完成一連串網絡擴建項目，因而更深入中國東北部市場，該等項目總值達17,500,000港元。憑藉中國政府提出「開發西部」，我們完成付運貴州中國電信批出價值11,100,000港元的合約工程，為其興建省級寬頻ATM網絡，並與該省現有數碼數據網絡整合，繼而建立省級綜合網絡，這使我們在中國西部的立足點更趨穩固。除此之外，我們連續第九年再度榮獲上海中國電信聘用為指定網絡方案供應商，為其提升及擴建綜合數據網絡，總值達30,000,000港元的合約已完成。

鑑於我們的業務並無季節性之分，因此於三個月期間的營業額較去年同期輕微下跌5.2%。儘管如此，與去年同期比較，於六個月期間的營業額則錄得46.3%的增幅，成績令人鼓舞。儘管利率下調，導致我們的利息收入由6,300,000港元下降至2,400,000港元，六個月期間的純利增加31.4%，由35,800,000港元攀升至47,100,000港元，邊際純利為12.3%。

Vodatel Crossland Technology Holdings Limited（「Vodatel Crossland」）

於三個月期間內，Vodatel Crossland成功從澳門政府的新聞局取得一項價值1,800,000港元的合約，達致運作過程電子化，該項工程運用New Economy Trading Platform(NETP)的各種模組，由四個分支系統所組成，包括(i)資訊廣播系統，可透過互聯網實時廣播資料；(ii)中央資訊系統，這是一個中央數據系統，可組織、儲存及容許部門內共用資料；(iii)保安系統，增設及管理保密層證書以防止非法進入；及(iv)工作流程管理系統，這是一項可進行委派及監察分派工作的管理工具。

自行開發的產品

隨着中山、珠海、汕頭及深圳的流動電信局採用VodaImage後，我們成功向廣東中國移動推廣VodaImage，並成為解決方案供應商，於廣東省的流動電信局安裝影像解決方案。廣東中國移動於轄下的流動電信局正安裝業務與經營支援系統，該系統為一個處理單據、過程管理及客戶支援等服務的系統。VodaImage將會連接至業務與經營支援系統上，以互相配合廣東中國移動為客戶提供一系列服務。

業務目標與實際業務發展的比較

根據於二零零零年二月十六日刊發的招股章程所載的業務目標	實際業務發展
收益及業務發展	
繼續自上個期間已開展的業務	繼續獲授興建數碼數據網絡及寬頻數據網絡的項目。於六個月期間內完成的項目包括來自廣東中國電信價值124,000,000港元的合約、來自海南中國電信價值14,000,000港元的合約、河南中國電信價值36,600,000港元的合約，以及來自遼寧、吉林及黑龍江省中國電信合共17,500,000港元的合約
在國內提高來自綜合數據網絡(包括數碼數據網絡及幀中繼／ATM、互聯網設備及流動電信網絡方案)的銷售，以及把握中國加入世貿所帶來的商機	綜合數據網絡概念已獲我們現有運營商客戶廣泛採納，務求取得更佳資源效益及網絡管理。已完成的合約包括來自廣東中國電信價值124,000,000港元的合約、貴州中國電信價值11,100,000港元的合約，以及上海中國電信總值30,000,000港元的合約
創造以國內主要省份／城市客戶為目標的寬頻流動數據方案銷售，以及在國內其他省份／城市進行市場推廣	鑑於市場狀況尚未明朗，推廣工作已延遲
創造國內電子商務及電子付款系統的生意額	從澳門政府的新聞局取得一項價值1,800,000港元的合約，透過Vodatel Crossland及運用New Economy Trading Platform的各種模組，使營運過程電子化
於中國開創中國法律許可的數據通信服務	正檢討推廣數據通訊服務的業務模式
針對國內主要省份／城市的經營者，展開流動網絡方案的市場活動	一項革新流動電信網絡方案正在研究中，這方案將有助提高陸地線連接的無線裝置的速度，以向中國流動電信局推廣

技術及工程支援

在華南或華東開設一個本集團中央培訓中心	已完成。培訓中心已設於廣州，提供持續培訓，加強我們銷售人員及網絡工程師的專門知識

研究及開發

繼續自上個期間已開展的研究及開發活動	進一步開發New Economy Trading Platform的多個模組，以提高其功能性及擴展其應用範圍
研究虛擬私人網絡應用程式	Vodatel Crossland與愛達利的技術小組合作研究虛擬私人網絡及用於IP網絡的其他保安應用程式
開發寬頻CDMA應用程式	暫停但密切監察CDMA市場發展

收購、合營及合作

繼續於中國及亞太區開拓合作機會	與亞太區的選定國家的當地業務夥伴開拓數據網絡項目

附屬公司、代表辦事處及分公司

評估於亞太區設立辦事處的可行性	正在檢討中，並與進軍亞太區的步伐一致

董事於股本及購股權的權益

於二零零一年十二月三十一日，各董事及彼等的聯繫人於本公司及其相聯法團(定義見證券(披露權益)條例(「披露權益條例」)的股本中，擁有記錄於根據披露權益條例第29條須存置的登記冊的權益：

董事姓名	**股份數目**	**權益性質**
José Manuel dos Santos先生	293,388,000	公司(附註)
嚴康先生	7,357,500	個人
關鍵文先生	12,262,500	個人
Monica Maria Nunes女士	2,452,000	個人
何國雄先生	706,000	個人

附註：　該等股份乃以Eve Resources Limited的名義擁有。Santos先生擁有的一間全資公司作為全權家族信託的信託人而持有Eve Resources Limited的全部已發行股本。

根據本公司股東批准的購股權計劃，本公司董事會可酌情授予本集團合資格僱員(包括執行董事)購股權，以認購本公司股份。根據該計劃可能授出購股權獲行使而認購的股份數目上限，不得超逾本公司不時已發行股本的10%。

於二零零一年八月一日，可認購2,088,000股及11,378,000股股份的購股權，乃分別授予本公司的若干董事及本集團的若干僱員。

本公司董事已獲授以下可認購本公司股份的購股權，所有購股權於二零零一年十二月三十一日尚未行使：

董事姓名	**獲授購股權的日期**	**獲授購股權數目**	**行使價**
			港元
José Manuel dos Santos先生	二零零零年八月十六日	290,000	1.19
	二零零一年八月一日	522,000	0.79
嚴康先生	二零零零年八月十六日	290,000	1.19
	二零零一年八月一日	522,000	0.79
關鍵文先生	二零零零年八月十六日	290,000	1.19
	二零零一年八月一日	522,000	0.79
Monica Maria Nunes女士	二零零零年八月十六日	290,000	1.19
	二零零一年八月一日	522,000	0.79
何國雄先生	二零零零年八月十六日	290,000	1.19

於二零零一年十二月三十一日，並無任何上述授予董事之購股權獲行使或註銷。除上文披露者外，各董事或彼等的聯繫人概無於本公司或其相聯法團(定義見披露權益條例)的股本中擁有任何權益。

管理層股東(定義見創業板證券上市規則(「創業板上市規則」))於本公司股本中的權益與上文所披露者相同。

董事收購股份的權利

除上文披露者外，本公司或其附屬公司並無於回顧期間內訂立任何安排，使本公司的董事(包括彼等的配偶或18歲以下的子女)或行政總裁可藉收購本公司或任何其他法人團體的股份或債券而獲益。

主要股東

於二零零一年十二月三十一日，根據披露權益條例第16(1)條須存置登記冊所紀錄，佔本公司已發行股本10%或以上的主要股東權益如下。

股東名稱	股份數目
Eve Resources Limited	293,388,000

競爭權益

本公司的董事或管理層股東(定義見創業板上市規則)概無擁有與本集團業務構成競爭或可能構成競爭之業務權益。

保薦人的權益

本公司保薦人京華山一企業融資有限公司(「京華山一」)、其董事、僱員或聯繫人(按創業板上市規則第6.35條附註3內所述)，於截至二零零一年十二月三十一日及二零零二年二月七日並無擁有任何本公司的股份。

根據本公司與京華山一於二零零零年二月十六日訂立的協議，京華山一已收取及將收取費用作為其於二零零零年二月十六日至二零零二年六月三十日期間繼續擔任本公司的保薦人。

董事會常規及程序

自於聯交所創業板上市以來，本公司已遵從創業板證券上市規則第5.28條至5.39條所載的董事會常規及程序的規定。

審核委員會

本公司於二零零零年二月十日，按照符合創業板上市規則第5.23及5.24條於書面列明職權範圍成立審核委員會。審核委員會由三名成員所組成，包括主席José Manuel dos Santos先生及兩名獨立非執行董事崔世昌先生及盧景昭先生。

購買、出售或贖回上市證券

於三個月期間及六個月期間，本公司或其任何附屬公司概無購買、出售或購回本公司任何上市證券。

承董事會命
愛達利網絡控股有限公司
主席
José Manuel dos Santos

香港，二零零二年二月七日

本公佈將於刊登日期後在創業板網站「最新公司公告」刊登最少七日。

* 僅供識別

VODATEL
愛達利



Networking the World
Networking the People

中期業績報告
Interim Report 2002

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast further profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the main board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

This document, for which the directors of Vodatel Networks Holdings Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to Vodatel Networks Holdings Limited. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: — (1) the information contained in this document is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this document misleading; and (3) all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

HIGHLIGHTS

- Despite restructuring of the telecommunications market in China, consistent results registered for the Three-Month Period and the Six-Month Period.

- Turnover for the Six-Month Period reached HK$384.1 million, representing an increase of 46.3% over the corresponding period. Net profit for the period hit HK$47.1 million, translating to a net profit margin of 12.3%.

- Vodatel Crossland successfully secured another contract from the Government Communication Services Bureau under the Government of Macau to e-enable their operating process.

- Successfully become the solution provider of VodaImage to Guangdong China Mobile. VodaImage will be one of the sub-systems complementing the Business and Operation Support System to be installed at the mobile bureaus under Guangdong China Mobile.

INTERIM RESULTS

On behalf of the Board of the Directors (the "Directors") of Vodatel Networks Holdings Limited (the "Company"), I am pleased to present the unaudited consolidated results of the Company and its subsidiaries (collectively, the "Group") for the three months ("Three-Month Period") and six months ("Six-Month Period") ended 31st December 2001 as follows:

CONSOLIDATED INCOME STATEMENT

		Three months ended 31st December		Six months ended 31st December	
		2001 (unaudited)	2000 (unaudited)	2001 (unaudited)	2000 (unaudited)
	Note	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover		173,110	182,518	384,069	262,453
Cost of sales	2	(127,006)	(136,717)	(287,844)	(193,262)
Gross profit		46,104	45,801	96,225	69,191
Other revenue		3,391	3,939	5,383	9,293
Selling and administrative expenses		(24,162)	(21,895)	(44,481)	(35,278)
Profit from operations		25,333	27,845	57,127	43,206
Share of results of associates		(681)	(190)	(768)	(684)
Profit before tax		24,652	27,655	56,359	42,522
Taxation	4	(3,883)	(4,356)	(8,877)	(6,697)
Profit after tax		20,769	23,299	47,482	35,825
Minority interest		(685)	—	(397)	—
Net profit for the period		20,084	23,299	47,085	35,825
Dividends		(6,080)	—	(6,080)	—
Profit retained for the period		14,004	23,299	41,005	35,825
Earnings per share *(HK cents)*	5				
— Basic		3.3	3.8	7.7	5.8
— Diluted		3.3	3.8	7.7	5.8

CONSOLIDATED BALANCE SHEET

AT 31 DECEMBER 2001

	Notes	As at 31st December 2001 (unaudited) HK$'000	As at 30th June 2001 HK$'000
Fixed assets		2,956	3,733
Interests in associates		7,862	6,609
Investment securities		20,041	16,540
Current assets			
Inventories		117,754	86,130
Trade and bills receivables	7	215,110	196,805
Other receivables, deposits and prepayments		8,416	10,977
Pledged time deposits		2,090	2,137
Bank balances and cash		206,341	225,518
		549,711	521,567
Current liabilities			
Trade and bills payables	8	149,820	158,040
Other payables and accruals		51,838	54,528
Taxation payable		49,928	42,032
Proposed dividend		6,080	12,160
Bank overdraft		—	70
Bank loan, secured		—	59
		257,666	266,889
Net current assets		292,045	254,678
Total assets less current liabilities		322,904	281,560
Financed by:			
Share capital	9	60,798	60,798
Reserves		260,771	219,853
Shareholders' funds		321,569	280,651
Minority interests		1,335	764
Bank loan, secured		—	145
		322,904	281,560

CONSOLIDATED CASH FLOW STATEMENT

	For the six months ended 31st December 2001 *(unaudited)* *HK$'000*
Net cash outflow from operating activities	(2,672)
Returns on investments and servicing of finance	
Interest received	2,352
Dividends received from investments	356
Dividends paid	(12,160)
Net cash outflow from returns on investments and servicing of finance	(9,452)
Tax paid	(981)
Investing activities	
Purchase of fixed assets	(321)
Purchase of investment securities	(3,501)
Additional capital injection in associates	(2,023)
Net cash outflow from investing activities	(5,845)
Net cash outflow before financing	(18,950)
Financing	
Decrease in time deposits pledged for banking facilities	47
Decrease in bank loan secured	(204)
Net cash outflow from financing	(157)
Net decrease in cash and cash equivalents	(19,107)
Cash and cash equivalents at the beginning of the period	225,448
Cash and cash equivalents at the end of the period	206,341
Analysis of balances of cash and cash equivalents	
Bank balances and cash	206,341

UNAUDITED STAEMENT OF CHANGES IN EQUITY

	Share Capital HK$'000	Share premium HK$'000	Capital redemption reserve HK$'000	Investment revaluation reserve HK$'000	Exchange reserve HK$'000	Retained earnings HK$'000	Merger reserve HK$'000	Total HK$'000
At 1 July 2001	60,798	86,590	702	145	–	96,867	35,549	280,651
Profit for the period retained	–	–	–	–	–	41,005	–	41,005
Translation of financial statements of PRC operations	–	–	–	–	(87)	–	–	(87)
At 31st December 2001	60,798	86,590	702	145	(87)	137,872	35,549	321,569
Company and subsidiaries	60,798	86,590	702	145	(87)	141,151	35,549	324,848
Associates	–	–	–	–	–	(3,279)	–	(3,279)
At 31st December 2001	60,798	86,590	702	145	(87)	137,872	35,549	321,569

Notes:

1. **Basis of preparation**

The Company was incorporated in Bermuda as an exempted company with limited liability under the Companies Act 1981 of Bermuda (as amended). In preparation for the listing of the Company's shares on GEM, a group reorganisation was effected whereby the Company became the holding company of the Group. The shares of the Company were listed on GEM on 25th February 2000.

The combined results have been prepared in accordance with generally accepted accounting principles in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants.

The combined results of the Group have been prepared as if the current group structure had been in existence throughout the periods under review or since their respective dates of incorporation where this is a shorter period.

All significant intra-group transactions and balances have been eliminated on combination.

2. **Cost of Sales**

At 31st December 2001, there were no inventories (2000: nil) that are carried at net realisable value.

3. **Depreciation**

During the period, depreciation of HK$1.10 million (2000: HK$1.15 million) was charged in respect of the Group's fixed assets.

4. **Taxation**

No provision for Hong Kong profits tax has been made in the accounts as the Group does not have any estimated assessable Hong Kong profits for the periods under review.

Macau complimentary profits tax has been calculated at 15.75% on the estimated assessable profits of Group Companies operating in Macau for the periods under review.

The amount of taxation charged to the consolidated Income Statements represent:

	Three months ended 31st December		Six months ended 31st December	
	2001	**2000**	**2001**	**2000**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Hong Kong profits tax	—	—	—	—
Macau complimentary profits	3,883	4,356	8,877	6,697
	3,883	4,356	8,877	6,697

There was no material unprovided deferred taxation for the period (2000: Nil)

5. **Earnings per share**

The calculation of the basic and diluted earnings per share is based on the following data:

	Three months ended 31st December		Six months ended 31st December	
	2001	**2000**	**2001**	**2000**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Earnings				
Earnings for the purpose of basic and diluted earnings per share	20,084	23,299	47,085	35,825
	'000	*'000*	*'000*	*'000*
Number of shares				
Weighted average number of ordinary shares for the purpose of basic earnings per share	607,984	615,000	607,984	615,000
Effect of dilutive share option	193	—	—	—
Weighted average number of ordinary shares for the purpose of diluted earnings per share	608,177	615,000	607,984	615,000

6. **Dividend**

The Board have determined that an interim dividend of HK$1.0 cent per share should be paid to the shareholders of the Company whose names appear in the Register of Members on 5th March, 2002 (2000: Nil).

7. **Trade and Bills Receivables**

The following is an aged analysis of trade and bills receivables at the reporting date:

	As at 31st December 2001 *HK$'000*	**As at 30th June 2001** *HK$'000*
0-90 days	86,882	77,371
91-180 days	34,927	30,295
> 180 days	93,301	89,139
	215,110	196,805

8. **Trade and Bills Payables**

The following is an aged analysis of trade and bills payables at the reporting date:

	As at 31st December 2001 *HK$'000*	**As at 30th June 2001** *HK$'000*
0-60 days	13,382	64,066
61-90 days	77,715	10,676
> 90 days	58,723	83,298
	149,820	158,040

9. **Share Capital**

	Authorised Ordinary shares of HK$0.1 each	
	No. of shares	*HK$'000*
At 31st December 2001 and 30th June 2001	2,000,000,000	200,000

	Issued and fully paid Ordinary shares of HK$0.1 each	
	No. of shares	*HK$'000*
At 31st December 2001 and 30th June 2001	607,984,000	60,798

Note:

(a) Under a share option scheme approved by the shareholders, the Directors of the Company may, at their discretion, invite full-time employees including executive directors to take up options to subscribe for shares in the Company representing up to a maximum of 10% of the shares in issue from time to time (excluding shares issued on exercise of options under the share option scheme).

(b) On 15th August 2000, share options to subscribe for 1,450,000 and 4,466,000 shares were respectively granted to the directors of the Company and certain employees of the Group. Details of the outstanding share options, which have been granted to the directors of the Company, are as follows:

	Number of share options outstanding
Mr. José Manuel dos Santos	290,000
Mr. Yim Hong	290,000
Mr. Kuan Kin Man	290,000
Ms. Monica Maria Nunes	290,000
Mr. Ho Kwok Hung	290,000
	1,450,000

As at 31st December 2001, all of the share options granted have not been exercised. The outstanding share options are exercisable at the price of HK$1.19 per share and exercisable at any time from 16th August 2000 to 15th August 2003.

On 1st August 2001, share options to subscribe for 2,088,000 and 11,378,000 shares were granted to certain directors of the Company and certain employees of the Group respectively. Details of the outstanding share options, which have been granted to the directors of the Company, are as follows:

	Number of share options outstanding
Mr. José Manuel dos Santos	522,000
Mr. Yim Hong	522,000
Mr. Kuan Kin Man	522,000
Ms. Monica Maria Nunes	522,000
	2,088,000

The outstanding share options are exercisable at the price of HK$0.79 per share and exercisable at any time from 1st February 2002 to 31st July 2004.

MANAGEMENT DISCUSSION AND ANALYSIS

Liquidity, financial resources and capital structure

The Group continued to enjoy a debt-free capital structure with return on equity yielding at 14.6% and gearing ratio (loans to shareholders' fund) standing at nil. As at 31st December 2001, the Group had net current assets of approximately HK$292,045,000 with bank balances and cash amounted to approximately HK$206,341,000. The liquidity position, at the Directors' opinion, was sufficient to support the working capital requirement of the Group and to finance the Group's future operations, capital expenditure and other capital requirements.

Capital commitments and significant investments

As at 31st December 2001, the Group did not have any significant capital commitments and significant investments.

Material acquisition /disposals

The Group had no material acquisitions or disposals during the reporting period.

Employee information

As at 31st December 2001, the Group had 215 employees spreading in Hong Kong, Macau and the PRC.

The Group's remuneration and bonus policies are basically determined by the performance of individual employees.

The Group has adopted a share option scheme whereby certain employees of the Group may be granted options to acquire shares.

The Group also provides various training programs for the technical employees.

Charges on group assets

As at 31st December 2001, the Group has a charge on time deposit of HK$2,090,000 for obtaining banking facilities.

Details of future plans for material investment or capital assets

The Directors do not have any future plans for material investment or capital assets.

Foreign exchange exposure

The Group mainly earns revenue and incurs cost in Hong Kong dollars, Macau dollars, US dollars and Renminbi. The Directors consider that the impact of foreign exchange exposure of the Group is minimal.

Contingent liabilities

As at 31st December 2001, the Group did not have any contingent liabilities.

Segment Information

Business Segments

	Three months ended 31st December		Six months ended 31st December	
	2001	**2000**	**2001**	**2000**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Turnover				
Design and implementation of data networking systems and provision of related engineering services	130,982	162,519	317,529	229,712
Sale of goods	42,128	19,999	66,540	32,741
	173,110	182,518	384,069	262,453
Other revenues	3,391	3,939	5,383	9,293
Operating Profit	25,333	27,845	57,127	43,206

More than 90% of the Group's turnover and operating profit were derived from the China market.

BUSINESS REVIEW

Data Network Infrastructure

Telecommunications industry in China remains an area of robust growth despite the recent restructuring of the telecommunications market to split the fixed-line operator, China Telecom, into China Telecom, which will govern the southern region of China, and China Network Communications, which will cover 10 provinces in the northern part of China and to be merged with China Netcom. Whilst the restructuring has caused hiccups when securing new orders, we continued to produce consistent results for the Six-Month Period, attributable to our market positioning as a leading non-domestic player and our established geographic presence in 16 provinces, municipalities and autonomous regions in China.

During the Six-Month Period, we have further extended our reach into the northeastern part of China by completing a series of network expansion projects worth HK$17.5 million for China Telecom in the provinces of Liaoning, Jilin and

Heilongjiang. Capitalizing on the mandate of the China Government to "Go West", we have strengthened our foothold in the western part of China by completing shipment of the HK$11.1 million contract awarded by Guizhou China Telecom to construct its provincial broadband ATM network and to integrate with the province's existing DDN to form a provincial integrated network. Furthermore, for nine consecutive years, we have been chosen again by Shanghai China Telecom as their preferred network solution provider to upgrade and expand their integrated data networks, with an aggregate value of contracts worth HK$30.0 million being awarded.

In view of the non-seasonal nature of our business, turnover for the Three-Month Period registered a slight 5.2% drop as compared to the same period last year. Nevertheless, turnover for the Six-Month Period reported an encouraging 46.3% increase as compared to the corresponding period last year. Despite declining interest rates, which reduced our interest income so generated from HK$6.3M to HK$2.4M, net profit for the Six-Month Period climbed 31.4% from HK$35.8 million to HK$47.1 million, with net profit margin at 12.3%.

Vodatel Crossland Technology Holdings Limited ("Vodatel Crossland")

During the Three-Month Period, Vodatel Crossland successfully secured a HK$1.8 million contract from the Government Communication Services Bureau under the Government of Macau to e-enable their operating process. This project, which deploys using various modules of the New Economy Trading Platform, comprises 4 sub-systems — (i) an Information Broadcast System which allows real-time information broadcast via the Internet; (ii) a Centralized Information System, a common centralized database system that organizes, stores and allows sharing of information within the department; (iii) a Security System for the creation and administration of Secure Socket Layer certificates to avoid unlawful entries; and (iv) a Workflow Management System, a management tool that facilitates the delegation and monitoring of work assigned.

Self-developed Products

Following the implementation of VodaImage at the mobile bureaus in Zhongshan, Zhuhai, Shantou and Shenzhen, we have successfully promoted VodaImage to Guangdong China Mobile and become the solution provider to install imaging solution at the mobile bureaus in the Guangdong Province. Guangdong China Mobile is installing at its mobile bureaus the Business and Operation Support System, which is a system that handles services such as billing, process management and customer support. VodaImage will be connected to the Business and Operation Support System to complement the range of services offered by Guangdong China Mobile to its customers.

COMPARISON OF BUSINESSS OBJECTIVES WITH ACTUAL BUSINESS PROGRESS

According to the business objectives as stated In the prospectus dated 16th February, 2000	Actual business progress
Revenue and business development	
Continue the business development activities from the last period	Continued to be awarded projects for the construction of DDN and broadband data networks. Projects completed during the Six-Month Period included the HK$124.0 million contract from Guangdong China Telecom; HK$14.0 million from Hainan China Telecom; HK$36.6 million contract by Henan China Telecom; and an aggregate of HK$17.5 million of network expansion projects for China Telecom in the provinces of Liaoning, Jilin and Heilongjiang
Expand sales from integrated data networks comprising DDN and Frame Relay/ATM, Internet access equipment, mobile networking solutions and capture business opportunities facilitated by the PRC's entry into the WTO in the PRC	Integrated data networks concept has been widely adopted by our existing carrier customers for better resources efficiency and network management. Contracts completed included the HK$124.0 million contract from Guangdong China Telecom; HK$11.1 million by Guizhou China Telecom; and an aggregate of HK$30.0 million of contracts from Shanghai China Telecom
Generate sales from broadband mobile data solutions to clients in major provinces/cities and target marketing efforts to other provinces/cities in the PRC	Due to uncertain market conditions, promotion has been delayed

Generate business from e-commerce and e-payment systems in the PRC	Conducted through Vodatel Crossland and deploying various modules of the New Economy Trading Platform, secured a HK$1.8 million contract from the Government Communication Services Bureau under the Government of Macau to e-enable their operating process
Initiate data communications services in the PRC to the extent as allowed by the PRC's laws	Business model to promote data communications services under review
Initiate marketing campaign for mobile networking solutions for operators in major provinces/cities in the PRC	An innovative mobile networking solution that will enhance the speed of wireless devices to that of a landline connection for promotion to mobile bureaus in the PRC under study
Technical and engineering support	
Open a central Group's training center in southern or eastern China	Completed. A training center has been established in Guangzhou to provide on-going training to excel the domain knowledge of our sales and network engineers
R&D	
Continue the R&D activities from the previous period	Further development to the various modules of the New Economy Trading Platform to enhance its functionality and expand its range of applications
Research virtual private network applications	Undertook by Vodatel Crossland and in collaboration with the technical team of Vodatel to research virtual private network and other security applications riding over the IP networks
Develop wide-band CDMA applications	On hold with close monitoring of the market development of CDMA

Acquisition, joint ventures and collaborations

Continue to explore collaboration opportunities in the PRC and the Asia Pacific region	Explored various data network projects with local business partners in selected countries in the Asia Pacific region

Subsidiaries, representative offices and branches

Evaluate possibilities in setting up offices in the Asia Pacific region	Under review and to be in conjunction with our expansion pace into the Asia Pacific region

DIRECTORS' INTERESTS IN SHARE CAPITAL AND OPTIONS

As at 31st December 2001, the interests of the directors and their associates in the share capital of the Company and its associated corporations as defined in the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") as recorded in the register maintained by the Company pursuant to Section 29 of the SDI Ordinance were as follows:

Name of directors	Number of shares	Nature of interest
Mr. José Manuel dos Santos	293,388,000	Corporate *(Note)*
Mr. Yim Hong	7,357,500	Personal
Mr. Kuan Kin Man	12,262,500	Personal
Ms. Monica Maria Nunes	2,452,500	Personal
Mr. Ho Kwok Hung	706,000	Personal

Note: These shares are held in the name of Eve Resources Limited. The entire issued share capital in Eve Resources Limited is in turn held by a company wholly-owned by Mr. Santos, as trustee of a discretionary family trust.

Under a share option scheme approved by the shareholders of the Company, the Board of Directors of the Company may, at its discretion, grant options to eligible employees of the Group, including executive directors, to subscribe for shares in the Company. The maximum number of shares in respect of which options may be granted under the scheme may not exceed 10% of the issued share capital of the Company from time to time.

On 1st August 2001, share options to subscribe for 2,088,000 and 11,378,000 shares were granted to certain directors of the Company and certain employees of the Group respectively.

The directors of the Company have been granted the following share options to subscribe for shares in the Company which were all outstanding as 31st December 2001:

Name of directors	Date of share options granted	Number of share options granted	Exercise price HK$
Mr. José Manuel dos Santos	16th August 2000	290,000	1.19
	1st August 2001	522,000	0.79
Mr. Yim Hong	16th August 2000	290,000	1.19
	1st August 2001	522,000	0.79
Mr. Kuan Kin Man	16th August 2000	290,000	1.19
	1st August 2001	522,000	0.79
Ms. Monica Maria Nunes	16th August 2000	290,000	1.19
	1st August 2001	522,000	0.79
Mr. Ho Kwok Hung	16th August 2000	290,000	1.19

As at 31st December 2001, none of the options being granted to the directors have been exercised or cancelled. Save as disclosed above, none of the directors or their associates had any interests in the share capital of the Company or its associated corporations (as defined in the SDI Ordinance).

The interests of the management shareholders (as defined in the Rules Govering the Listing of Securities on GEM (the "GEM Listing Rules")) in the share capital of the Company are the same as disclosed above.

DIRECTORS' RIGHTS TO ACQUIRE SHARES

Save as disclosed above, at no time during the periods under review was the Company or its subsidiaries a party to any arrangements to enable the Directors (including their spouses or children under 18 years of age) or chief executives of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS

As at 31st December 2001, the register of substantial shareholders maintained under Sections 16(1) of the SDI Ordinance shows that the Company has been notified of the following interests, being 10% or more of the Company's issued share capital.

Name of Shareholder	Number of shares
Eve Resources Limited	293,388,000

COMPETING INTERESTS

None of the directors or the management shareholders of the Company (as defined in the GEM Listing Rules) had an interest in a business, which competes or may compete with the business of the Group.

SPONSOR'S INTERESTS

None of the directors, employees or associates (as referred to in Note 3 to Rule 6.35 of the GEM Listing Rules) of the Company's sponsor, Core Pacific - Yamaichi Capital Limited ("Core Pacific - Yamaichi"), had any interest in the share capital of the Company as at 31st December 2001 and 7th February 2002 respectively.

Pursuant to the agreement dated 16th February 2000 entered into between the Company and Core Pacific - Yamaichi, Core Pacific - Yamaichi has received and will receive a fee for acting as the Company's retained sponsor for the period from 16th February, 2000 to 30th June 2002.

BOARD PRACTICES AND PROCEDURES

The Company has complied with Board Practices and Procedures as set out in Rules 5.28 to 5.39 of the Rules Governing the Listing of Secruities on GEM since listed on the GEM of the Stock Exchange.

AUDIT COMMITTEE

The Company established an audit committee on 10th February 2000 with written terms of reference in compliance with Rules 5.23 and 5.24 of the GEM Listing Rules. The audit committee has three members comprising the Chairman, Mr. José Manuel dos Santos, and the two independent non-executive Directors, Mr. Chui Sai Cheong and Mr. Lo King Chiu, Charles.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the Three-Month Period and the Six-Month Period, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

By order of the Board
Vodatel Networks Holdings Limited
José Manuel dos Santos
Chairman

Hong Kong, 7th February 2002

香港聯合交易所有限公司(「聯交所」)創業板(「創業板」)的特色

創業板乃為帶有高投資風險的公司提供一個上市的市場。尤其在創業板上市的公司毋須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市的公司可因其新興性質及該等公司經營業務的行業或國家而帶有風險。有意投資的人士應了解投資於該等公司的潛在風險，並應經過審慎周詳的考慮後方作出投資決定。創業板的較高風險及其他特色表示創業板較適合專業及其他資深投資者。

由於創業板上市公司新興的性質所然，在創業板買賣的證券可能會較於聯交所主板買賣之證券承受較大的市場波動風險，同時無法保證在創業板買賣的證券會有高流通量的市場。

創業板所發佈的資料的主要方法為在聯交所為創業板而設的互聯網網頁刊登。上市公司毋須在憲報指定報章刊登付款公佈披露資料。因此，有意投資的人士應注意彼等能閱覽創業板網頁，以便取得創業板上市發行人的最新資料。

香港聯合交易所有限公司對本文件的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部分內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

本文件(愛達利網絡控股有限公司各董事願共同及個別對此負全責)乃遵照香港聯合交易所有限公司《創業板證券上市規則》的規定而提供有關愛達利網絡控股有限公司的資料。各董事經作出一切合理查詢後確認，就彼等所知及所信：—(1)本文件所載資料在各重大方面均屬準確及完整，且無誤導成分；(2)並無遺漏任何其他事實，致使本文件所載任何內容產生誤導；及(3)本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

摘要

- 雖然中國電信市場重組，於三個月及六個月期間仍取得穩定的業績。

- 於六個月期間的營業額達384,100,000港元，與去年同期比較，上升了46.3%。期內純利達47,100,000港元，邊際純利為12.3%。

- Vodatel Crossland成功從澳門政府新聞局取得另一份合約，使該部門的運作過程電子化。

- 成功擔任VodaImage解決方案供應商，並向廣東中國移動作出推廣。VodaImage將成為廣東中國移動轄下移動局即將安裝的業務與經營支援系統互相配合的其中一個分系統。

中期業績

本人謹代表愛達利網絡控股有限公司(「本公司」)的董事會(「董事會」),欣然提呈本公司及其附屬公司(統稱「本集團」)截至二零零一年十二月三十一日止三個月(「三個月期間」)及六個月(「六個月期間」)的未經審核綜合業績如下:

綜合收益報表

	附註	截至十二月三十一日止三個月 二零零一年 (未經審核) 千港元	截至十二月三十一日止三個月 二零零零年 (未經審核) 千港元	截至十二月三十一日止六個月 二零零一年 (未經審核) 千港元	截至十二月三十一日止六個月 二零零零年 (未經審核) 千港元
營業額		173,110	182,518	384,069	262,453
銷售成本	2	(127,006)	(136,717)	(287,844)	(193,262)
毛利		46,104	45,801	96,225	69,191
其他收益		3,391	3,939	5,383	9,293
銷售及行政開支		(24,162)	(21,895)	(44,481)	(35,278)
經營溢利		25,333	27,845	57,127	43,206
應佔聯營公司業績		(681)	(190)	(768)	(684)
除稅前溢利		24,652	27,655	56,359	42,522
稅項	4	(3,883)	(4,356)	(8,877)	(6,697)
除稅後溢利		20,769	23,299	47,482	35,825
少數股東權益		(685)	–	(397)	–
本期純利		20,084	23,299	47,085	35,825
股息		(6,080)	–	(6,080)	–
期內保留溢利		14,004	23,299	41,005	35,825
每股盈利(港仙)	5				
–基本		3.3	3.8	7.7	5.8
–攤薄		3.3	3.8	7.7	5.8

綜合資產負債表

於二零零一年十二月三十一日

	附註	於二零零一年十二月三十一日 (未經審核) 千港元	於二零零一年六月三十日 千港元
固定資產		2,956	3,733
於聯營公司的投資		7,862	6,609
投資證券		20,041	16,540
流動資產			
存貨		117,754	86,130
應收貿易賬項及票據	7	215,110	196,805
其他應收賬項、按金及預付款項		8,416	10,977
已抵押定期存款		2,090	2,137
銀行結餘及現金		206,341	225,518
		549,711	521,567
流動負債			
應付貿易賬項及票據	8	149,820	158,040
其他應付賬項及應計費用		51,838	54,528
應付税項		49,928	42,032
建議股息		6,080	12,160
銀行透支		—	70
有抵押銀行貸款		—	59
		257,666	266,889
流動資產淨值		292,045	254,678
總資產減流動負債		322,904	281,560
資金來源：			
股本	9	60,798	60,798
儲備		260,771	219,853
股東資金		321,569	280,651
少數股東權益		1,335	764
有抵押銀行貸款		—	145
		322,904	281,560

綜合現金流量表

	截至二零零一年十二月三十一日止六個月 *(未經審核)* *千港元*
經營業務的現金流出淨額	(2,672)
投資回報及融資成本	
已收利息	2,352
投資所得股息	356
已付股息	(12,160)
投資回報及融資成本的現金流出淨額	(9,452)
已付稅項	(981)
投資業務	
購買固定資產	(321)
購買投資證券	(3,501)
於聯營公司注入額外資金	(2,023)
投資業務的現金流出淨額	(5,845)
未計融資前的現金流出淨額	(18,950)
融資	
銀行信貸的已抵押定期存款減少	47
已抵押銀行貸款的減少	(204)
融資的現金流出淨額	(157)
現金及現金等值項目的減少	(19,107)
期初的現金及現金等值項目	225,448
期終的現金及現金等值項目	206,341
現金及現金等值項目結餘的分析	
銀行結餘及現金	206,341

未經審核的股本權益變動報表

	股本	股份溢價	資本贖回儲備	投資重估儲備	滙兑儲備	保留盈利	合併儲備	合共
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零一年七月一日	60,798	86,590	702	145	–	96,867	35,549	280,651
期間保留溢利	–	–	–	–	–	41,005	–	41,005
中國業務財務報表的換算	–	–	–	–	(87)	–	–	(87)
於二零零一年十二月三十一日	60,798	86,590	702	145	(87)	137,872	35,549	321,569
公司及附屬公司	60,798	86,590	702	145	(87)	141,151	35,549	324,848
聯營公司	–	–	–	–	–	(3,279)	–	(3,279)
於二零零一年十二月三十一日	60,798	86,590	702	145	(87)	137,872	35,549	321,569

附註：

1. **編製基準**

本公司根據百慕達一九八一年公司法(經修訂)在百慕達註冊成立為獲豁免有限公司。為籌備本公司股份在創業板上市而進行集團重組，本公司成為本集團的控股公司。本公司股份於二零零零年二月二十五日成功在創業板上市。

合併業績的編製乃按香港公認會計原則及香港會計師公會發出的會計準則編製。

本集團的合併業績，乃假設本集團現有架構於整個回顧期間已存在或自其各自的註冊成立日起(以較短者為準)已存在而編製。

所有集團內部的重大交易及結餘已於合併時註銷。

2. **銷售成本**

於二零零一年十二月三十一日，並無存貨以可變現淨值列賬(二零零零年：無)。

3. **折舊**

於本期間，本集團固定資產的折舊為1,100,000港元(二零零零年：1,150,000港元)。

4. **稅項**

本集團於回顧期間並無香港估計應課稅溢利，故賬目並無就香港利得稅提取撥備。

澳門補充所得稅，是按回顧期間本集團在澳門經營之成員公司的估計應課稅溢利的15.75%計算。

於綜合收益表扣除的稅項金額為：

	截至十二月三十一日止三個月		截至十二月三十一日止六個月	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	*千港元*	*千港元*	*千港元*
香港利得稅	–	–	–	–
澳門補充所得稅	3,883	4,356	8,877	6,697
	3,883	4,356	8,877	6,697

本期並無任何重大未撥備遞延稅項(二零零零年：無)。

5. **每股盈利**

每股基本及攤薄盈利乃根據下列數據計算：

	截至十二月三十一日止三個月		截至十二月三十一日止六個月	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	*千港元*	*千港元*	*千港元*
盈利				
用作計算每股基本及攤薄盈利的盈利	20,084	23,299	47,085	35,825
	千股	*千股*	*千股*	*千股*
股份數目				
用作計算股基本盈利的普通股加權平均數	607,984	615,000	607,984	615,000
潛在攤薄影響的購股權	193	–	–	–
用作計算每股攤薄盈利的普通股加權平均數	608,177	615,000	607,984	615,000

6. 股息

董事會已決定，向於二零零二年三月五日名列本公司股東名冊之股東派發每股港幣1.0仙之中期股息(二零零零年：無)。

7. 應收貿易賬項及票據

以下為應收貿易賬項及票據於報告日的賬齡分析：

	於二零零一年十二月三十一日 *千港元*	於二零零一年六月三十日 *千港元*
0-90日	86,882	77,371
91-180日	34,927	30,295
180日以上	93,301	89,139
	215,110	196,805

8. 應付貿易賬項及票據

以下為應付貿易賬項及票據於報告日的賬齡分析：

	於二零零一年十二月三十一日 *千港元*	於二零零一年六月三十日 *千港元*
0-60日	13,382	64,066
61-90日	77,715	10,676
90日以上	58,723	83,298
	149,820	158,040

9. 股本

	法定 每股面值0.1港元的普通股 *股份數目*	 *千港元*
於二零零一年十二月三十一日 及二零零一年六月三十日	2,000,000,000	200,000

	已發行及繳足 每股面值0.1港元的普通股 *股份數目*	 *千港元*
於二零零一年十二月三十一日 及二零零一年六月三十日	607,984,000	60,798

附註：

(a) 根據股東批准的購股權計劃，本公司董事可酌情邀請全職僱員(包括執行董事)接納購股權以認購本公司股份最多達不時已發行股份(不包括因行使根據購股權計劃授出的購股權而發行的股份)的10%上限。

(b) 於二零零零年八月十五日，可認購1,450,000股及4,466,000股股份的購股權乃分別授予本公司董事及本集團的若干僱員。已授出本公司董事尚未行使的購股權詳情如下：

	尚未行使的 購股權數目
José Manuel dos Santos先生	290,000
嚴康先生	290,000
關鍵文先生	290,000
Monica Maria Nunes女士	290,000
何國雄先生	290,000
	1,450,000

於二零零一年十二月三十一日，所有授出的購股權尚未行使。尚未行使的購股權可由二零零零年八月十六日至二零零三年八月十五日的任何時間，以每股1.19港元的價格行使。

於二零零一年八月一日，可認購2,088,000股及11,378,000股股份的購股權分別授予本公司若干董事及本集團的若干僱員。已授予本公司董事的尚未行使購股權詳情如下：

	尚未行使的購股權數目
José Manuel dos Santos先生	522,000
嚴康先生	522,000
關鍵文先生	522,000
Monica Maria Nunes女士	522,000
	2,088,000

尚未行使的購股權可由二零零二年二月一日至二零零四年七月三十一日的任何時間，以每股0.79港元的價格行使。

管理層討論與分析

流動資金、財政資源及資本架構

本集團繼續享有一個並無負債的資本架構，股本回報達14.6%及資產負債比率(貸款對股東資金)為零。於二零零一年十二月三十一日，本集團的流動資產淨值約為292,045,000港元，銀行結餘及現金金額約達206,341,000港元。董事認為，流動資金不但足以應付本集團的營運資金需求，而且亦為本集團的未來營運、資本開支及其他資金需求提供資金。

資本承擔及重大投資

於二零零一年十二月三十一日，本集團概無任何重大資本承擔及重大投資。

重大收購／出售事項

本集團於申報期間內概無任何重大收購／出售事項。

僱員資料

於二零零一年十二月三十一日，本集團於香港、澳門及中國的僱員有215名。

本集團的酬金及花紅政策基本上根據個別僱員的表現而定。

本集團已採納購股權計劃，據此，本集團的若干僱員可獲授購股權以購買股份。

本集團亦為技術僱員提供多項培訓計劃。

集團資產的抵押

於二零零一年十二月三十一日，本集團把銀行定期存款2,090,000港元作為取得銀行信貸的抵押。

重大投資或購入資本資產的未來計劃詳情

董事概無任何重大投資或購入資本資產的未來計劃。

外滙風險

本集團主要以港元、澳門元、美元及人民幣賺取收益及產生成本。董事認為本集團的外滙風險的影響屬微不足道。

或然負債

於二零零一年十二月三十一日，本集團概無任何或然負債。

分類資料

業務分類

	截至十二月三十一日止三個月		截至十二月三十一日止六個月	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	*千港元*	*千港元*	*千港元*
營業額				
數據網絡系統設計與開發及提供相關工程服務	130,982	162,519	317,529	229,712
銷售貨品	42,128	19,999	66,540	32,741
	173,110	182,518	384,069	262,453
其他收益	3,391	3,939	5,383	9,293
經營溢利	25,333	27,845	57,127	43,206

本集團90%以上的營業額及經營溢利來自中國市場。

業務回顧

數據網絡基建

中國電訊市場近期進行重組，把主要固網經營商中國電信分為兩大陣營，分別為監管華南地區的中國電信，及覆蓋華北10個省份並即將與中國網通合併的China Network Communications，儘管如此，但中國的電訊業依然是增長強勁的行業。雖然重組令我們在爭取新訂單方面遇到阻滯，我們於六個月期間仍繼續取得穩定的業績，這方面有賴愛達利保持其非國內從業者的市場領導地位，以及其業務遍佈中國16個省份、直轄市及自治區的優勢。

於六個月期間內，我們為遼寧、吉林及黑龍江省的中國電信完成一連串網絡擴建項目，因而更深入中國東北部市場，該等項目總值達

17,500,000港元。憑藉中國政府提出「開發西部」，我們完成付運貴州中國電信批出價值11,100,000港元的合約工程，為其興建省級寬頻ATM網絡，並與該省現有數碼數據網絡整合，繼而建立省級綜合網絡，這使我們在中國西部的立足點更趨穩固。除此之外，我們連續第九年再度榮獲上海中國電信聘用為指定網絡方案供應商，為其提升及擴建綜合數據網絡，總值達30,000,000港元的合約已完成。

鑑於我們的業務並無季節性之分，因此於三個月期間的營業額較去年同期輕微下跌5.2%。儘管如此，與去年同期比較，於六個月期間的營業額則錄得46.3%的增幅，成績令人鼓舞。儘管利率下調，導致我們的利息收入由6,300,000港元下降至2,400,000港元，六個月期間的純利增加31.4%，由35,800,000港元攀升至47,100,000港元，邊際純利為12.3%。

Vodatel Crossland Technology Holdings Limited
(「Vodatel Crossland」)

於三個月期間內，Vodatel Crossland成功從澳門政府的新聞局取得一項價值1,800,000港元的合約，達致運作過程電子化，該項工程運用New Economy Trading Platform(NETP)的各種模組，由四個分支系統所組成，包括(i)資訊廣播系統，可透過互聯網實時廣播資料；(ii)中央資訊系統，這是一個中央數據系統，可組織、儲存及容許部門內共用資料；(iii)保安系統，增設及管理保密層證書以防止非法進入；及(iv)工作流程管理系統，這是一項可進行委派及監察分派工作的管理工具。

自行開發的產品

隨着中山、珠海、汕頭及深圳的流動電信局採用VodaImage後，我們成功向廣東中國移動推廣VodaImage，並成為解決方案供應商，於廣東省的流動電信局安裝影像解決方案。廣東中國移動於轄下的流動電信局正安裝業務與經營支援系統，該系統為一個處理單據、過程管理及客戶支援等服務的系統。VodaImage將會連接至業務與經營支援系統上，以互相配合廣東中國移動為客戶提供一系列服務。

業務目標與實際業務發展的比較

根據於二零零零年二月十六日刊發的招股章程所載的業務目標	實際業務發展
收益及業務發展	
繼續自上個期間已開展的業務	繼續獲授興建數碼數據網絡及寬頻數據網絡的項目。於六個月期間內完成的項目包括來自廣東中國電信價值124,000,000港元的合約、來自海南中國電信價值14,000,000港元的合約、河南中國電信價值36,600,000港元的合約，以及來自遼寧、吉林及黑龍江省中國電信合共17,500,000港元的合約
在國內提高來自綜合數據網絡（包括數碼數據網絡及幀中繼／ATM、互聯網設備及流動電信網絡方案）的銷售，以及把握中國加入世貿所帶來的商機	綜合數據網絡概念已獲我們現有運營商客戶廣泛採納，務求取得更佳資源效益及網絡管理。已完成的合約包括來自廣東中國電信價值124,000,000港元的合約、貴州中國電信價值11,100,000港元的合約，以及上海中國電信總值30,000,000港元的合約
創造以國內主要省份／城市客戶為目標的寬頻流動數據方案銷售，以及在國內其他省份／城市進行市場推廣	鑑於市場狀況尚未明朗，推廣工作已延遲

創造國內電子商務及電子付款系統的生意額	從澳門政府的新聞局取得一項價值1,800,000港元的合約，透過Vodatel Crossland及運用New Economy Trading Platform的各種模組，使營運過程電子化
於中國開創中國法律許可的數據通信服務	正檢討推廣數據通訊服務的業務模式
針對國內主要省份／城市的經營者，展開流動網絡方案的市場活動	一項革新流動電信網絡方案正在研究中，這方案將把無線裝置的速度提升至專線接駁速度，並向中國流動電信局作出推廣

技術及工程支援

在華南或華東開設一個本集團中央培訓中心	已完成。培訓中心已設於廣州，提供持續培訓，加強我們銷售人員及網絡工程師的專門知識

研究及開發

繼續自上個期間已開展的研究及開發活動	進一步開發New Economy Trading Platform的多個模組，以提高其功能性及擴展其應用範圍
研究虛擬私人網絡應用程式	Vodatel Crossland與愛達利的技術小組合作研究虛擬私人網絡及用於IP網絡的其他保安應用程式
開發寬頻CDMA應用程式	暫停但密切監察CDMA市場發展

收購、合營及合作

繼續於中國及亞太區開拓合作機會	與亞太區的選定國家的當地業務夥伴開拓數據網絡項目

附屬公司、代表辦事處及分公司

評估於亞太區設立辦事處的可行性	正在檢討中，並與進軍亞太區的步伐一致

董事於股本及購股權的權益

於二零零一年十二月三十一日，各董事及彼等的聯繫人於本公司及其相聯法團(定義見證券(披露權益)條例(「披露權益條例」)的股本中，擁有記錄於根據披露權益條例第29條須存置的登記冊的權益：

董事姓名	股份數目	權益性質
José Manuel dos Santos先生	293,388,000	公司*(附註)*
嚴康先生	7,357,500	個人
關鍵文先生	12,262,500	個人
Monica Maria Nunes女士	2,452,000	個人
何國雄先生	706,000	個人

附註：該等股份乃以Eve Resources Limited的名義擁有。Santos先生擁有的一間全資公司作為全權家族信託的信託人而持有Eve Resources Limited的全部已發行股本。

根據本公司股東批准的購股權計劃，本公司董事會可酌情授予本集團合資格僱員(包括執行董事)購股權，以認購本公司股份。根據該計劃可能授出購股權獲行使而認購的股份數目上限，不得超逾本公司不時已發行股本的10%。

於二零零一年八月一日，可認購2,088,000股及11,378,000股股份的購股權，乃分別授予本公司的若干董事及本集團的若干僱員。

本公司董事已獲授以下可認購本公司股份的購股權，所有購股權於二零零一年十二月三十一日尚未行使：

董事姓名	獲授購股權的日期	獲授購股權數目	行使價 *港元*
José Manuel dos Santos先生	二零零零年八月十六日	290,000	1.19
	二零零一年八月一日	522,000	0.79
嚴康先生	二零零零年八月十六日	290,000	1.19
	二零零一年八月一日	522,000	0.79
關鍵文先生	二零零零年八月十六日	290,000	1.19
	二零零一年八月一日	522,000	0.79
Monica Maria Nunes女士	二零零零年八月十六日	290,000	1.19
	二零零一年八月一日	522,000	0.79
何國雄先生	二零零零年八月十六日	290,000	1.19

於二零零一年十二月三十一日，並無任何上述授予董事之購股權獲行使或註銷。除上文披露者外，各董事或彼等的聯繫人概無於本公司或其相聯法團（定義見披露權益條例）的股本中擁有任何權益。

管理層股東（定義見創業板證券上市規則（「創業板上市規則」））於本公司股本中的權益與上文所披露者相同。

董事收購股份的權利

除上文披露者外，本公司或其附屬公司並無於回顧期間內訂立任何安排，使本公司的董事（包括彼等的配偶或18歲以下的子女）或行政總裁可藉收購本公司或任何其他法人團體的股份或債券而獲益。

主要股東

於二零零一年十二月三十一日，根據披露權益條例第16(1)條須存置登記冊所紀錄，佔本公司已發行股本10%或以上的主要股東權益如下。

股東名稱	股份數目
Eve Resources Limited	293,388,000

競爭權益

本公司的董事或管理層股東(定義見創業板上市規則)概無擁有與本集團業務構成競爭或可能構成競爭之業務權益。

保薦人的權益

本公司保薦人京華山一企業融資有限公司(「京華山一」)、其董事、僱員或聯繫人(按創業板上市規則第6.35條附註3內所述),於截至二零零一年十二月三十一日及二零零二年二月七日並無擁有任何本公司的股份。

根據本公司與京華山一於二零零零年二月十六日訂立的協議,京華山一已收取及將收取費用作為其於二零零零年二月十六日至二零零二年六月三十日期間繼續擔任本公司的保薦人。

董事會常規及程序

自於聯交所創業板上市以來,本公司已遵從創業板證券上市規則第5.28條至5.39條所載的董事會常規及程序的規定。

審核委員會

本公司於二零零零年二月十日,按照符合創業板上市規則第5.23及5.24條於書面列明職權範圍成立審核委員會。審核委員會由三名成員所組成,包括主席José Manuel dos Santos先生及兩名獨立非執行董事崔世昌先生及盧景昭先生。

購買、出售或贖回上市證券

於三個月期間及六個月期間,本公司或其任何附屬公司概無購買、出售或購回本公司任何上市證券。

承董事會命
愛達利網絡控股有限公司
主席
José Manuel dos Santos

香港,二零零二年二月七日

Vodatel Networks Holdings Limited
愛達利網絡控股有限公司

Room 1401, 14th Floor
China Merchants Tower
Shun Tak Centre
168-200 Connaught Road Central
Hong Kong
香港上環干諾道中168-200號
信德中心招商局大廈14樓1401室
Tel: (852) 2587 8868
Fax: (852) 2587 8039
E-mail: hongkong@vodatelsys.com

Vodatel Holdings Limited
愛達利控股有限公司
(a wholly-owned subsidiary of
Vodatel Networks Holdings Limited)

Estrada D. Maria II
Ed. Industrial Cheong Long
4th Floor B & C
Macau
澳門辦事處
澳門馬交石炮台馬路
昌龍工業大廈五樓B,C座
Tel: (853) 721182
Fax: (853) 717800
E-mail: macau@vodatelsys.com

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of Vodatel Networks Holdings Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to Vodatel Networks Holdings Limited. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of Vodatel Networks.

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(incorporated in Bermuda with limited liability)

PROPOSED CONVERTIBLE BOND ISSUE

On February 28, 2002, Vodatel Networks (the "Issuer") and Riverstone Networks (the "Bondholder") entered into a Subscription Agreement whereby Riverstone Networks will subscribe an aggregate principal amount of US$3.5 million (equivalent to approximately HK$27.3 million convertible bonds due proposed to be issued by the Issuer on the terms and conditions set out in the Subscription Agreement.

It is at present proposed that the Convertible Bonds will be convertible into Shares in whole, of which US$1.5 million (equivalent to approximately HK$11.7 million) at the option of either the Issuer or the Bondholder, and US$2.0 million (equivalent to approximately HK$15.6 million) at the option of the Bondholder, at any time during the Conversion Period at the initial Conversion Price of HK$2.00, subject to adjustment. The proposed

initial Conversion Price of HK$2.00 represents approximately 247% of the closing price of the Shares on the latest date of trading prior to this announcement and approximately 227% of the average of the closing prices of the Shares on the Stock Exchange for the 10 trading days ended on the latest date of trading prior to this announcement. Upon full conversion of the Convertible Bonds by Riverstone Networks, Riverstone Networks will hold approximately 2.20% of the enlarged share capital of Vodatel Networks. No application will be made for the listing of the Convertible Bonds on any stock exchange.

Riverstone Networks will subscribe 100% of the principal amount of the Convertible Bonds. Subscription for all the Convertible Bonds will be conditional on the granting by the Listing Committee of the Stock Exchange the listing of, and permission to deal in, the Shares to be issued on conversion of the Convertible Bonds.

At the request of the Issuer, trading of the Shares were suspended with effect from 10:00 a.m. on March 1, 2002 pending the release of this announcement. Application has been made to the Stock Exchange for the resumption of trading of the Shares from 10:00 a.m. on March 4, 2002.

PROPOSED PRINCIPAL TERMS OF THE CONVERTIBLE BONDS

Under the present proposal, the principal terms of the Convertible Bonds, which are subject to finalization, are intended to be as follows:

Issue Size

The aggregate principal amount of the Convertible Bonds will be US$3.5 million (equivalent to approximately HK$27.3 million), divided into three tranches — Tranche A of US$1.5 million (equivalent to approximately HK$11.7 million); Tranche B of US$0.75 million (equivalent to approximately HK$5.8 million); and Tranche C of US$1.25 million (equivalent to approximately HK$9.8 million), all of which will be 100% subscribed by Riverstone Networks.

Issue Price

The Convertible Bonds will be issued at par, i.e. HK$0.10 per share.

Maturity

Tranche A and Tranche B of the Convertible Bonds will mature on the first anniversary from the Issue Date of the Convertible Bonds.

Tranche C of the Convertible Bonds will mature on the second anniversary from the Issue Date of the Convertible Bonds.

Unless previously redeemed, converted or purchased and cancelled, the Convertible Bonds will be redeemed in US dollars at 100% of their principal amount, plus accrued interest on the respective maturity date of each tranche.

Interest

The Convertible Bonds will bear interest from the Issue Date at the rate of 1.90875%, the 3 months' US LIBOR as quoted on February 5, 2002 for US dollar loans, payable annually in arrears.

Conversion Rights

Under Tranche A, either the Issuer and the Bondholder will have the right at any time during the Conversion Period to convert, in whole, of the Convertible Bonds into new Shares at the Conversion Price.

Under Tranche B and Tranche C, the Bondholder will have the right at any time during the respective Conversion Period to convert, in whole, of the Convertible Bonds into new Shares at the Conversion Price.

Shares to be issued by Vodatel Networks upon the exercise of the Conversion Rights by Riverstone Networks in respect of the Convertible Bonds will rank pari passu in all respects with the Shares in issue as at the conversion date.

Conversion Price

The Convertible Bonds will be convertible into Shares at an initial Conversion Price of HK$2.00 at the option of the Bondholder, or at the option of either the Issuer or the Bondholder in the case of the Convertible Bonds under Tranche A, at any time during the respective Conversion Period of each tranche. Upon full conversion of the Convertible Bonds by Riverstone Networks, Riverstone Networks will hold 13,650,000 shares of Vodatel

Networks, representing 2.20% of the enlarged share capital of Vodatel Networks. The shares to be issued upon conversion of the Convertible Bonds are issued under the General Mandate of the Issuer. The initial Conversion Price of HK$2.00 represents approximately 247% of the closing price of the Shares of HK$0.81 on the latest date of trading prior to this announcement and approximately 227% of the average of the closing prices of the Shares of HK$0.88 on the Stock Exchange for the 10 trading days ended on the latest date of trading prior to this announcement. The Conversion Price has been determined after arm's length negotiation with the Bondholder and has been determined on the basis of the average price earnings ratio of similar companies trading on the Hong Kong Stock Exchange.

The initial Conversion Price will be subject to adjustment in certain circumstances (including, among other things, consolidation or sub-division of the Shares, capitalization of profits or reserves, capital distribution and rights issue).

Voting

Bondholder of the Convertible Bonds will not be entitled to attend or vote at general meetings of the Issuer.

Listing

No application will be made for the listing of the Convertible Bonds on the Stock Exchange or any other exchange. Application will be made to the Stock Exchange for the listing of, and permission to deal in, the new Shares which may be issued upon the conversion of the Convertible Bonds.

Transfer

The Convertible Bonds will be transferable subject to the approval of the board of directors of the Issuer. The Issuer will undertake:

1) that prompt notice will be given to the Exchange specifying the number of new Shares to be issued, the name of the holder, and the Conversion Price thereof upon conversion of the Convertible Bonds and the proper allotment and issue of the relevant new Shares to the Convertible Bonds holder; and

2) that prompt notice will be given by the Issuer to the Exchange of any dealings, such as sold, assigned or otherwise transferred, in the Convertible Bonds by any of the substantial shareholders and directors of the Issuer and their respective associates from time to time immediately upon the Issuer becoming aware of such dealings.

Conditions

It is proposed that the Bond Issue will be conditional upon, among other things, the Listing Committee of the Stock Exchange granting listing of and permission to deal in any new Shares arising on conversion of the Convertible Bonds.

Completion of Issue

If the conditions of the issue have not been fulfilled within 21 business days, i.e. April 2, 2002 (or such other date as the parties may agree), the Subscription Agreement will lapse.

USE OF PROCEEDS

It is intended that the entire net proceed from the issue of the Convertible Bonds of approximately HK$27.0 million will be used to strengthen the working capital of the Issuer and for business expansion. The Issuer has approximately HK$170.0 million cash or its equivalents, which is sufficient to support the Issuer's current business expansion. This transaction is an opportunity to enhance the relationship between the Issuer and Riverstone Networks. The Issuer has no immediate need for fund raising.

SHAREHOLDING STRUCTURE

The following table sets out the changes in the shareholdings in the Issuer as a result of the full conversion of the Convertible Bonds at the price of HK$2.00 per Share:

	Existing		Upon Full Conversion of the Convertible Bonds	
	Number of Shares Held	**%**	**Number of Shares Held**	**%**
Eve Resources Limited *(Note)*	293,388,000	48.26	293,388,000	47.20
Executive directors (other than Eve Resources Limited)	22,072,500	3.63	22,072,500	3.55
Riverstone Networks	—	—	13,650,000	2.20
Public (other than Riverstone Networks)	292,523,500	48.11	292,523,500	47.05
	607,984,000	100.00	621,634,000	100.00

Note: Eve Resources Limited is a company wholly-owned by Mr. José Manual dos Santos, the Chairman of the Issuer.

PARTICULARS OF VODATEL NETWORKS AND RIVERSTONE NETWORKS

Principal Activities of Vodatel Networks

The Issuer is engaged in the construction of public data networks for telecommunications services providers and enterprises in Macau and the PRC.

Principal Activities of Riverstone Networks

Listed on NASDAQ, Riverstone Networks builds routers for the construction of public Metropolitan Area Networks for telecommunications services providers.

Relationship of Vodatel Networks and Riverstone Networks

Riverstone Networks, a third party independent of the directors, chief executive, substantial shareholders or management shareholders of the Issuer and their respective associates, has been one of the suppliers of Vodatel Networks for three months in the construction of public broadband IP Metropolitan Area Networks for telecommunications services providers in the PRC. A distributor agreement between Vodatel Networks and Riverstone Networks was entered into after arm's length negotiation during November 2001. This transaction is an opportunity to enhance the relationship between the two companies. Vodatel Networks will be able to benefit from Riverstone Networks' market reputation, increasing the company profile of Vodatel Networks, especially in the US.

Currently, Riverstone Networks has no intention to acquire further shares in Vodatel Netwroks.

SUSPENSION AND RESUMPTION OF TRADING OF SHARES

At the request of the Issuer, trading of the Shares were suspended with effect from 10:00 a.m. on March 1, 2002 pending the release of this announcement. Application has been made to the Stock Exchange for the resumption of trading of the Shares from 10:00 a.m. on March 4, 2002.

DEFINITIONS

"Bondholder(s)"	holder(s) of the Convertible Bonds
"Bond Issue"	the proposed issue of the Convertible Bonds pursuant to terms and conditions of the Subscription Agreement(s)
"Convertible Bonds"	the convertible bonds proposed to be issued by the Issuer
"Conversion Period"	the period commencing on the Issue Date and ending on the Maturity Date (both days inclusive)
"Conversion Price"	the price per Share at which the Convertible Bonds are to be convertible to Shares, the proposed initial Conversion Price is HK$2.00 (subject to adjustment)
"Conversion Rights"	the rights to be attached to the Convertible Bonds to convert all or a part thereof into new Shares
"GEM"	the Growth Enterprise Market operated by the Stock Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on the GEM
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"HK$" or "HK dollars"	Hong Kong dollars
"Issue Date"	the date on which the Convertible Bonds are issued in accordance with the terms of the Subscription Agreements, i.e. no later than April 2, 2002
"Issuer"	Vodatel Networks Holdings Limited, a company incorporated under the laws of Bermuda with limited liability, listed on GEM
"LIBOR"	London InterBank Offered Rate

"Maturity Date"	the date on which the Convertible Bonds to be matured in accordance with the terms of the Subscription Agreements
"Riverstone"	Riverstone Networks, Inc., a company incorporated under the laws of the Sate of Delaware, the shares of which are listed on NASDAQ in the United States
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Share(s)"	ordinary shares of HK$0.10 each (or such other denomination in the event of any alteration of the capital structure of Vodatel Networks) in the share capital of the Issuer
"Subscription Agreement(s)"	the conditional subscription agreement(s) entered into between the Issuer and Riverstone Networks in connection with the issue of the Convertible Bonds by the Issuer
"US$" or "US dollars"	United States dollars

By Order of the Board
Vodatel Networks Holdings Limited
José Manual dos Santos
Chairman

Hong Kong, March 1, 2002

This announcement will remain on the GEM Web Site on the "Latest Company Announcement" page for at least 7 days from the date of its posting.

* *For identification purpose only*

香港聯合交易所有限公司對本公佈的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

本公佈乃根據香港聯合交易所有限公司《創業板證券上市規則》的規定提供有關愛達利網絡控股有限公司的資料。愛達利網絡控股有限公司各董事共同及個別對本公佈承擔全部責任。各董事於作出一切合理諮詢後確認，就彼等所知及確信：(1)本公佈所載的資料在各重大方面均屬真確及完整，且無誤導；(2)本公佈並無遺漏任何其他事項，以致本公佈的任何陳述有所誤導；而(3)本公佈所表達的一切意見已經審慎周詳考慮，並按公平合理的基準及假設而作出。

本公佈僅供參考之用，並不構成收購、購買或認購愛達利網絡的證券的邀請或要約。

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕達註冊成立的有限公司)

建議發行可換股債券

於二零零二年二月二十八日，愛達利網絡(「發行人」)與Riverstone Networks(「債券持有人」)訂立一份認購協議，據此，Riverstone Networks將按認購協議所載的條款及條件，認購發行人擬發行本金總額為3,500,000美元(約相當於27,300,000港元)的可換股債券。

現建議可換股債券將可全數轉換，其中1,500,000美元(約相當於11,700,000港元)有權由發行人或債券持有人行使，而其中2,000,000美元(約相當於15,600,000港元)有權由債券持有人行使，行使期為轉換期內的任何時間，可按初步換股價2.00港元(可予調整)全數轉換為股份。建議的初步換股價為2.00港元，相等於本公佈刊發前的最後買賣日期股份的收市價約247%，及相等於截至本公佈刊發前的最後買賣日期止連續十個交易日股份於聯交所的平均收市價約227%。Riverstone Networks於悉數轉換可換股債券後，其將持有愛達利網絡經擴大股本約2.20%。發行人將不會向任何證券交易所申請可換股債券上市。

Riverstone Networks將認購全部可換股債券本金額。認購所有可換股債券須待聯交所上市委員會批准於轉換可換股債券時將予發行的股份上市及買賣後，方可作實。

應發行人的要求，股份於二零零二年三月一日上午十時正起暫停買賣，以待發表本公佈。發行人已向聯交所申請於二零零二年三月四日上午十時正起恢復股份買賣。

建議可換股債券的主要條款

根據目前的建議，以下為可換股債券的主要條款(有待落實)：

發行金額

可換股債券的本金總額將為3,500,000美元(約相當於27,300,000港元)，分為三組—A組1,500,000美元(約相當於11,700,000港元)；B組750,000美元(約相當於5,800,000港元)；及C組1,250,000美元(約相當於9,800,000港元)，以上各組將由Riverstone Networks全部認購。

發行價

可換股債券將按面值(即每股0.10港元)發行。

年期

A組及B組可換股債券將由可換股債券的發行日起計的一周年到期。

C組可換股債券將由可換股債券的發行日起計的兩周年到期。

除非獲提早贖回、轉換或購買及註銷者外，否則可換股債券將以美元按本金額連同各組各自的到期日的應計利息悉數贖回。

利息

可換股債券自發行日起按二零零二年二月五日美元貸款所報的美元三個月倫敦銀行同業拆息率1.90875厘計算利息，利息將於每年期末支付。

換股權

於A組下，發行人或債券持有人將有權於轉換期內的任何時間按換股價將全部可換股債券轉換為新股份。

於B組及C組下，債券持有人將有權於各自的轉換期內的任何時間按換股價將全部可換股債券轉換為新股份。

愛達利網絡因Riverstone Networks行使有關可換股債券的換股權而將予發行的股份，在各方面將與於轉換日已發行的股份享有相同地位。

換股價

可換股債券可由債券持有人，或發行人或債券持有人(於A組下的可換股債券的情況下)均有權於各組各自的轉換期內的任何時間按初步換股價2.00港元轉換為股份。Riverstone Networks於悉數轉換可換股債券後，其將持有愛達利網絡的13,650,000股股份，佔愛達利網絡經擴大股本的2.20%。於轉換可換股債券時將予發行的股份乃根據發行人的一般性授權發行。初步換股價2.00港元相等於本公佈刊發前的最後買賣日期當日股份的收市價0.81港元約247%，及相等於截至本公佈刊發前的最後買賣日期止連續十個交易日股份於聯交所的平均收市價0.88港元約227%。換股價乃由發行人與債券持有人經公平磋商後，並已按於香港聯交所掛牌的同類公司的平均市盈率而釐定。

初步換股價可因(其中包括)股份合併或拆細、溢利或儲備資本化、資本分派及供股的若干情況下予以調整。

投票

可換股債券的債券持有人將無權出席發行人股東大會及於會上投票。

上市

發行人將不會向聯交所或任何其他證券交易所申請可換股債券上市。發行人將向聯交所申請因轉換可換股債券而可能予以發行的新股份上市及買賣。

轉讓

可換股債券將可作轉讓，惟須待發行人董事會批准，方可作實。發行人將承諾：

1) 將會即時通知聯交所說明將予發行的新股份數目、持有人名稱、於轉換可換股債券時的換股價及向可換股債券持有人正確地配發及發行有關新股份；及

2) 發行人將會於發行人獲悉其任何主要股東、董事及彼等各自的聯繫人不時買賣(如出售、出讓或以其他方式轉讓)可換股債券後，即時通知聯交所有關上述買賣。

條件

建議發行債券將須待(其中包括)聯交所上市委員會批准因轉換可換股債券而產生的任何新股份上市及買賣後，方可作實。

發行完成

倘發行的條件未能於二十一個營業日內(即二零零二年四月二日)(或訂約各方可能協定的其他日期)達成，則認購協議將告作廢。

所得款項用途

發行可換股債券的全部所得款項淨額約27,000,000港元擬用作增加發行人的營運資金及供業務拓展之用。發行人有現金或現金等值項目約170,000,000港元，足夠供發行人現時的業務拓展之用。這項交易是加強發行人與Riverstone Networks之間的關係的機會。發行人並無籌集資金的即時需要。

股權架構

下表載列發行人因按每股2.00港元的價格全面轉換可換股債券而產生的股權變動：

	所持有的現有股份數目	%	於全面轉換可換股債券後所持有的股份數目	%
Eve Resources Limited (附註)	293,388,000	48.26	293,388,000	47.20
執行董事 (Eve Resources Limited除外)	22,072,500	3.63	22,072,500	3.55
Riverstone Networks	—	—	13,650,000	2.20
公眾人士 (Riverstone Networks除外)	292,523,500	48.11	292,523,500	47.05
	607,984,000	100.00	621,634,000	100.00

附註： Eve Resources Limited為發行人主席José Manual dos Santos先生全資擁有的公司。

愛達利網絡及RIVERSTONE NETWORKS的詳情

愛達利網絡的主要業務

發行人從事為澳門及中國的電訊服務供應商及企業興建公共數據網絡。

Riverstone Networks的主要業務

Riverstone Networks於納斯達克上市，為電訊服務供應商興建公共城域網絡建造路由器。

愛達利網絡與Riverstone Networks的關係

Riverstone Networks，與發行人的董事、行政總裁、主要股東或管理層股東及彼等的聯繫人概無關連的第三者，於過去三個月一直是愛達利網絡為中國電訊服務供應商興建公共寬頻IP城域網絡的供應商之一。分銷商協議乃由愛達利網絡與Riverstone Networks於二零零一年十一月經公平磋商後訂立。該項交易是改善兩家公司之間的關係的機會，愛達利網絡將得以從Riverstone Networks的市場聲譽中獲益，從而可拓濶愛達利網絡的公司層面，尤以美國為然。

目前，Riverstone Networks無意進一步收購愛達利網絡的股份。

暫停及恢復買賣股份

應發行人的要求，股份於二零零二年三月一日上午十時正起暫停買賣，以待發表本公佈。發行人已向聯交所申請於二零零二年三月四日上午十時正起恢復股份買賣。

釋義

「債券持有人」	指	可換股債券的持有人
「發行債券」	指	根據認購協議的條款及條件建議發行可換股債券
「可換股債券」	指	建議由發行人發行的可換股債券
「轉換期」	指	由發行日起至到期日(包括首尾兩天)的期間
「換股價」	指	可換股債券將予轉換為股份的每股股份價格，初步建議換股價為2.00港元(可予調整)
「轉換權」	指	可換股債券附有可全數或部份轉換為新股份的權利

「創業板」	指	由聯交所設立的創業板
「創業板上市規則」	指	創業板證券上市規則
「香港」	指	中華人民共和國香港特別行政區
「港元」	指	香港幣值
「發行日」	指	根據認購協議的條款發行可換股債券的日期，即二零零二年四月二日前
「發行人」	指	愛達利網絡控股有限公司，一間根據百慕達法律註冊成立並於創業板上市的有限公司
「倫敦銀行同業拆息率」	指	倫敦銀行同業拆息率
「到期日」	指	可換股債券根據認購協議條款的到期日
「Riverstone」	指	Riverstone Networks, Inc.，一間根據特拉華州法律註冊成立的公司，其股份於美國納斯達克上市
「聯交所」	指	香港聯合交易所有限公司
「股份」	指	發行人股本中每股面值0.10港元的普通股(或倘愛達利網絡的股本架構出現任何變動，則指股份的其他面值)
「認購協議」	指	發行人及Riverstone Networks就發行人發行可換股債券訂立的有條件認購協議
「美元」	指	美國幣值

承董事會命
愛達利網絡控股有限公司
主席
José Manual dos Santos

香港，二零零二年三月一日

本公佈將於刊登日期起最少一連七日載於創業板網站「最新公司公告」一頁內。

* 僅供識別

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(incorporated in Bermuda with limited liability)

SUPPLEMENTAL INFORMATION FOR INTERIM RESULTS FOR FISCAL YEAR 2001/2002

Further to the Company's Interim Report, the Company would like to provide information regarding business segments and employees' remuneration as required under Rule 18.41(6) and 18.41(7) of the GEM Listing Rules.

The Board of Directors of Vodatel Networks Holdings Limited (the "Company") refers to the Company's interim report dated 7th February 2002 (the "Interim Report") and would like to provide information as required under Rule 18.41(6) and Rule 18.41(7) of the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange of Hong Kong Limited (the "GEM Listing Rules") under the section headed "Management Discussion and Analysis" in the Interim Report as follows.

Business Segments

Despite the recent restructuring of the telecommunications market, telecommunications remained an area of robust growth in China. With heightened demand for telecommunications services to support growing economic activities, the Company continued to be awarded projects to build and upgrade the provincial and municipal networks of China Telecom. Attributable to strong orders received from China Telecom, the Company registered an encouraging growth of 38.2% in turnover for the six-month period ending 31st December 2001 (the "Six-Month Period") over the same corresponding period last year, with turnover for the construction of data network infrastructure hiking at HK$317.5 million.

Sale of goods more than doubled was attributable to the consolidation of revenue generated from the system integration company that the Company acquired 100% equity interest during June 2001.

The Company continued to maintain consistent net margins for the construction of data network infrastructure and sales of goods. Nevertheless, due to declining interest rates, which reduced total interest income generated from HK$6.3 million to HK$2.4 million, net profit margin for the Six-Month Period dropped from 13.6% to 12.3%.

Employee Information

Total remuneration of all employees amounted to HK$19.8 million, compared to HK$14.0 million over the same corresponding period last year. This was mainly attributable to additional headcount of 44 employees from the acquisition of the system integration company and annual salary adjustments for employees.

By order of the Board
Vodatel Networks Holdings Limited
José Manuel dos Santos
Chairman

Hong Kong, 15 March, 2002

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least 7 days from the date of its posting.

* *For identification purpose only*

本公佈乃根據香港聯合交易所有限公司《創業板證券上市規則》的規定提供有關愛達利網絡控股有限公司的資料。愛達利網絡控股有限公司各董事個別及共同對本公佈承擔全部責任。各董事於作出一切合理諮詢後確認，就彼等所知及所信：(1)本公佈所載的資料在各重大方面均屬真確及完整，且無誤導；(2)本公佈並無遺漏任何其他事項，致使本公佈的內容有所誤導；而(3)本公佈所表達的意見已經審慎周詳考慮，並按公平合理節基準及假設而作出。

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*
(在百慕達註冊成立的有限公司)

有關二零零一／二零零二年財政年度中期業績的補充資料

繼本公司刊發中期報告後，本公司謹此根據創業板上市規則第18.41(6)及第18.41(7)條的規定，提供有關業務分類及僱員酬金的資料。

愛達利網絡控股有限公司(「本公司」)董事會謹此提述本公司於二零零二年二月七日刊發的中期報告(「中期報告」)，並藉此提供香港聯合交易所有限公司創業板證券上市規則(「創業板上市規則」)第18.41(6)及第18.41(7)條規定提供的資料，並載列於中期報告「管理層討論及分析」一節，詳情如下。

業務分類

雖然最近電信市場進行重組，但中國的電信業仍然增長強勁。鑒於電信服務的需求提升，藉以支持日益頻繁的經濟活動，故本公司繼續獲批授興建及提升中國電信各省市網絡的項目。由於獲得中國電信的大量訂單，本公司截至二零零一年十二月三十一日止六個月期間(「六個月期間」)錄得的營業額較上年同期大幅增加38.2%，實在令人鼓舞，而興建數據網絡基礎建設營業額增至317,500,000港元。

貨品銷量得以倍數增長，有賴綜合計算來自本公司於二零零一年六月全權收購的系統集成公司所賺取的收益所致。

本公司在興建數據網絡基礎建設及貨品銷售的邊際純利，繼續維持穩健的增長。儘管如此，由於利率下調，所賺取的利息收入總額由6,300,000港元下跌至2,400,000港元，故六個月期間的邊際溢利淨額由13.6%下挫至12.3%。

僱員資料

全體僱員的酬金總額達19,800,000港元，而上年同期則為14,000,000港元。主要原因為增聘來自新收購系統集成公司的44名員工及僱員的年度薪酬調整。

承董事會命
愛達利網絡控股有限公司
主席
José Manuel dos Santos

香港，二零零二年三月十五日

本公佈將於刊登日期後在創業板網站「最新公司公告」刊登最少七日。

* 僅供識別